ACOM CO., LTD.

HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266

July 7, 2005

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 9, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from October 1, 2004 through December 31, 2004, and all of which are the documents of the Company required to be furnished to the Securities and Exchange Commission ("SEC") in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By [signature]
Name : Kouichi Izumimoto
Title : Director and General Manager, General Affairs Dept.

Attachment

List of material information made public in Japan from October 1, 2004 to December 31, 2004

	Date	Descriptions	Information* provided to
Exhibit 1	October 6, November 4 and December 2, 2004	Reports on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange
Exhibit 2	November 1, 2004	Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2005 (English translation)	Public, Exchange
Exhibit 3	November 1, 2004	Notice Concerning the Increase in Interim Dividends for the Fiscal Year Ending March 31, 2005 (English translation)	Public, Exchange
Exhibit 4	November 12, 2004	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 5	November 12, 2004	39th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange
Exhibit 6	November, 2004	Data Book for the Interim Period Ending March, 2005 (English translation)	Public, Exchange
Exhibit 7	December 10, 2004	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 8	December 10, 2004	Semi-Annual Securities Report (Brief description in English)	DKLFB, Exchange
Exhibit 9	December, 2004	"KEY NOTE" (the Semi-Annual Business Report for the 28th Fiscal Year) (Brief description in English)	Shareholders, Exchange

* "Exchange" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.

"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

EXHIBIT 1

(Brief Description)

Reports on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Reports on Purchase of the Company's Own Stock filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on October 6, November 4, and December 2, 2004 (the "Reports on Purchase of the Company's Own Stock") in connection with the purchase of ACOM CO., LTD. (the "Company")'s own stock.

The Reports on Purchase of the Company's Own Stock are required under the Securities and Exchange Law to be, and were, filed with the DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Reports on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously submitted news release dated August 20, 2004 ("Notice Concerning Repurchase of Shares").

EXHIBIT 2

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2005 (Consolidated)

November 01, 2004

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2005 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL	http://ir.acom.co.jp/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 3270 – 3423
Date of the board of directors' meeting for the account settlement:	November 01, 2004
U.S. accounting standards:	Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Interim Accounting Period (from April 1, 2004 to September 30, 2004)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/04 (Interim)	216,650	(1.0%)	78,645	30.4%	77,839	30.7%
9/03 (Interim)	218,875	0.6%	60,325	(26.7%)	59,533	(26.4%)
3/04 (Annual)	434,968		120,391		118,773	

	Net Income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)
9/04 (Interim)	44,606	35.5%	283.32	283.19
9/03 (Interim)	32,918	(24.5%)	227.63	—
3/04 (Annual)	70,319		487.78	487.70

Notes: 1. Equity in earnings of affiliated companies: -1,037 million yen in 9/04 (interim), -1,394 million yen in 9/03 (interim), and –2,716 million yen in 3/04 (annual)

2. Average outstanding shares (consolidated): 157,442,962 shares in 9/04 (interim), 144,614,219 shares in 9/03 (interim), and 144,089,082 shares in 3/04 (annual)

3. Change in accounting polices: Adopted

4. Regarding operating income, operating profit, income before extraordinary items, net profit of this interim accounting period, the figures in percentages show growth of change from previous interim accounting period.

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholder's Equity per Share (Yen)
9/04 (Interim)	2,030,451	832,825	41.0%	5,261.21
9/03 (Interim)	2,093,701	663,663	31.7%	4,622.86
3/04 (Annual)	2,075,389	697,166	33.6%	4,855.99

Note: Outstanding shares (consolidated): 158,295,587 shares in 9/04 (interim), 143,561,085 shares in 9/03 (interim), and 143,561,072 shares in 3/04 (annual).

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
9/04 (Interim)	68,229	(4,050)	(72,965)	150,131
9/03 (Interim)	77,769	(1,935)	(117,938)	124,639
3/04 (Annual)	164,158	(5,398)	(166,105)	158,873

(4) Scope of Consolidation and Equity Method

Number of consolidated subsidiaries:	15
Number of unconsolidated subsidiaries accounted for under equity method:	-
Number of unconsolidated affiliates accounted for under equity method:	2

(5) Change in Scope of Consolidation and Equity Method

Consolidated subsidiaries (addition):	-
Consolidated subsidiaries (exclusion):	1
Affiliates accounted for under equity method (addition):	-
Affiliates accounted for under equity method (exclusion):	1

2. Forecasts for the Fiscal Year Ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Annual	428,700	137,000	78,300

Reference: The forecasted net income per share (annual): 494.68 yen

Note: The estimated average number of shares issued during current fiscal year is used to calculate the forecasted net income per share, and same amount of bonus to directors at the prior fiscal year is subtracted from unappropriated retained earnings.

* "Combination of Operations and Reorganization to Strengthen the Consumer Finance Business" was announced on October 29, 2004, nevertheless, the forecasts above do not reflect its effect as the effect on business result is being examined in details at present.

Annexed Materials

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 15 subsidiaries, and 2 affiliates as well as 2 other related company and 3 subsidiary of the other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance business, guarantee business, and loan servicing business. Other business lines include rental operations, advertising agency, real estate-related operations, and insurance agency.

The following table explains the positioning and role of each Group Company in terms of segment classification.

Segment		Company	Business	Classification
Financial service businesses	Loan business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	——
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Unsecured loan business in Thailand	
		Tokyo-Mitsubishi Cash One Ltd.	Unsecured loan business	Equity method affiliate
	Credit card business	ACOM CO., LTD.	Credit card business mainly of ACOM MasterCard® as the main commodity	——
	Installment sales finance business	ACOM CO., LTD.	Installment sales finance service	——
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Hire purchase business in Thailand	
		CHAILEASE ACOM FINANCE CO., LTD.	Hire purchase business in Taiwan	Equity method affiliate
	Guarantee business	ACOM CO., LTD.	Affiliations with banks, etc. to provide credit guarantees for personal loans	——
	Loan servicing business	IR Loan Servicing, Inc.	Loan servicing business	Consolidated subsidiary
	Others	ACOM CAPITAL CO., LTD.	——	Consolidated subsidiary
		ACOM FUNDING CO., LTD.	Financial services for ACOM (Special Purpose Company)	
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management	
		ABS CO., LTD.	Maintenance of buildings and other property	
		AB PARTNER CO., LTD.	Temporary employment agencies and back-office services	
		ACOM PACIFIC, INC.	Lease of health resorts in Guam (U.S.A.)	
		AVRS CO., LTD.	——	
		ACOM (U.S.A.) INC.		
		ACOM INTERNATINAL, INC.		
Other Related Company		Mitsubishi Tokyo Financial Group, Inc.	Bank holding company	Other related company
		The Mitsubishi Trust and Banking Corporation	Trust bank business	Subsidiary of other related company
		Mitsubishi Securities Co., Ltd.	Securities business	
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. AVRS CO., LTD., ACOM (USA) INC., ACOM INTERNATIONAL, INC. and ACOM CAPITAL CO., LTD. suspended their operation, and therefore, their businesses are not listed above.

2. Among the other related companies above, Mitsubishi Tokyo Financial Group, Inc., The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd. submit their financial report.

3 Acom Economic Research Institute, Inc. was merged into ACOM RENTAL CO., LTD. on April 1, 2004.

4. ACOM sold all of its holding shares of ASCOT CO., LTD. on April 19, 2004.

5. Mitsubishi Tokyo Financial Group, Inc. held ACOM's shares as of April 20, 2004, and the ratio to total right to vote is 15.1% by adding the ACOM stock held by The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd.

Diagram of Business of ACOM Group


Customers
Loan business
Credit card business
Installment sales finance business
Guarantee business
ACOM
Installment sales finance and loan business
JCK CREDIT CO., LTD. (Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Tokyo-Mitsubishi Cash One Ltd. (Equity-method affiliate)
Loan servicing business
IR Loan Servicing, Inc. (Consolidated subsidiary)
Comprehensive rental business
ACOM RENTAL CO., LTD. (Consolidated subsidiary)
Advertising and outlets' interior design
JLA INCORPORATED (Consolidated subsidiary)
Insurance agency
AJAST Ltd. (Consolidated subsidiary)
Real estate management
ACOM ESTATE CO., LTD. (Consolidated subsidiary)
Cleaning of stores and building management
ABS CO., LTD. (Consolidated subsidiary)
Temporary employment agencies and back-office service
AB PARTNER CO., LTD. (Consolidated subsidiary)
Hire purchase and loan business
SIAM A & C CO., LTD. (Consolidated subsidiary)
Hire purchase business
CHAILEASE ACOM FINANCE CO., LTD. (Equity method affiliate)
Financial services
ACOM FUNDING CO., LTD. (Consolidated subsidiary)
Lease of health resorts
ACOM PACIFIC, INC. (Consolidated subsidiary)
Trust bank business and securities business, etc.
Mitsubishi Tokyo Financial Group, Inc. (Other related company)
The Mitsubishi Trust and Banking Corporation (Subsidiary of other related company)
Mitsubishi Securities Co., Ltd. (Subsidiary of other related company)
Real estate leasing
Maruito Shokusan Co., Ltd. (Other related company)
Maruito Shoten Co., Ltd. (Subsidiary of other related company)

Note: AVRS CO., LTD., ACOM (USA) INC., and ACOM INTERNATIONAL, INC. and ACOM CAPITAL CO., LTD. suspended their

2. Management Policy

(1) Basic management policy

We, ACOM Group, were founded with the motto "Extending the feeling of confidence from people to people," in which we have placed our corporate philosophy of "Serving humanity", "Putting the customer first", and "Creative and innovative management" to deepen mutual trust between all stakeholders and achieve growth in concert with society.

We find ourselves in an environment that includes declining birth rates and an aging society, structural change in employment form, a rapidly expanding information superhighway, and fiercer global competition. We are conscious of the direction in which the world is moving, coping efficiently with changes in the business environment, and are working hard at building up solid management infrastructures to grow together with society.

(A) Observance of Business ethics (Compliance)

We continue to regard the achievement of thorough compliance as a key management task. In April 1998, we established the Business Ethics Office, and also published the "ACOM Code of Business Ethics" – a document we distributed to all managers and staff. Furthermore, in November 2002, we completed the appointment of a compliance officer in each of the departments, offices, and outlets, to promote a strong system of compliance across the company. Additionally, we drew up a new "Three-year Plan for Ethical Business Practices" in April 2003, which is currently implemented company-wide.

We are also pleased to announce that a total of 1,051 group employees succeeded in passing a financial licensing examination, the Financial Business Proficiency Examination for Compliance Officers (Consumer Finance Course) administered by the Kinzai Institute for Financial Affairs, Inc. June 2003 and 2004. Furthermore, we have received "Excellent Group Result Commendation" by them 2 years in a row.

According to the results of questionnaires circulated within the company, efforts to improve business ethics have shown steady progress, reflecting the aforementioned measures taken. We firmly believe that observance of social responsibility is critical and imperative for the long-term growth of our corporate group. With this in mind, all our managers and staff of all the departments will work in unison with sincerity to observe business ethics (compliance) through continued education and enlightenment for all managers and staff.

(B) Improving the quality of our loan portfolio through enhanced customer management and branch network

In the area of the credit screening and credit management operations, we will continue to face tough challenges in the environment where personal bankruptcies and court-sanctioned debt reorganizations remain high even though we saw some improvement. Nevertheless, improvements to our computerized credit screening system and the introduction of a segment-based customer management system illustrate our commitment to achieving better credit control and maintaining a sound loan portfolio.

Also, since October 2003, we have been giving particular attention to nurturing counseling staff specializing in offering counseling and advice to customers in respect of repayment, and actually we are focusing on putting this into practice. Our corporate group will endeavor to build a relationship of trust in a true sense with our customers through our sincere customer services, which will lead to improvement of the quality of our loan portfolio. To achieve this goal, we plan to establish and introduce new models of staffed outlets.

(C) Low-cost operations through radical business reforms

We have focused on cost-cutting operations in pursuit of high profitability through reduction of office expenses by introducing the MUJINKUN automatic application machines and promoting the efficient use of personnel.

Low-cost operation is one of our main efforts towards becoming a company that is cost-competitive. To achieve this goal, we will verify the cost-effectiveness of the group as a whole and review fundamental operations to promote efficiency by utilizing information technology at the Contact Center.

(D) Nurturing financial professionals

In preparation for future business growth, we will endeavor to nurture financial professionals with financial expertise in our corporate group and personnel who will be responsible for future management by implementing systematic job rotations, on-the-job training, and educational programs.

(E) Improving profitability by expanding financial peripherals businesses

To grow our business further, we will aggressively invest our resources in financial peripherals such as credit, loan guarantee, loan servicing, and international businesses, all of which are expected to be future revenue sources for our group. Furthermore, we intend to urgently develop a system for the complete operation of the call center entrusted business.

(2) Basic policy on profit distribution

With regard to profit distribution to shareholders, it is our basic policy to continue to pay dividends on a consistent basis, taking into consideration the economic and financial situation, trends of the industry sector, and our own performance.

Based on this policy, we paid an interim dividend of 45 yen per share for the half-year period ended September 30, 2004. We intend to repeat this payment at the end of the current fiscal year, making a projected dividend for the full financial year of 90 yen per share. Retained earnings will be allocated to strategic investments to enhance our business base, including optimal relocation of business outlets, improvements to the business structure to achieve a low-cost operation system, construction of a unified administration system, and development of new businesses.

In order to execute flexible capital management according to the changes in the business environment, we repurchased 984,840 shares of our common stock on the Tokyo Stock Exchange in August and September 2004.

(3) Reduction in the number of shares comprising a trading unit

At a meeting of the board of directors held on February 18, 2002, a reduction from 100 to 10 shares comprising a single trading unit was approved. This measure, intended to increase the liquidity of ACOM's shares and expand the range of investors, took effect on May 1, 2002.

We will continue to consider appropriate measures to reduce the number of shares comprising a trading unit, taking into account the trends in the stock market and ACOM's share prices.

(4) Performance goals and indicators

We have adopted a series of performance goals and indicators intended to guide the ACOM group toward the achievement of higher shareholder value and the continuation of stable business operations. In this context, special emphasis is placed on a consolidated return on shareholders' equity (ROE). Similarly, we are intent on improving such indicators of overall management performance as shareholders' equity ratio, ratio of income before extraordinary items to total assets, ratio of income before extraordinary items to operating income, and net income per share.

(5) Medium- to long-term business strategy

The business environment surrounding our corporate group is anticipated to continue to be difficult due to the change in the social structure including the declining birth rate and the graying of society, in addition to the deterioration in employment reflecting the drastic post-bubble structural reforms in the industry and a concern for the continuing high rate of personal bankruptcies. Against this backdrop, we have coined the phrase "Best Life Partner" to describe our vision for the business over the medium term. With a focus on the consumer credit market as a whole, we will continue to develop our loan business, credit card business, and installment sales finance business as core operations. By offering sophisticated financial services, we hope to win the complete satisfaction and trust of our customers.

We have accumulated a wealth of know-how on the consumer finance business over the years. In addition, the development of Mujinkun has equipped us with considerable expertise in the areas of systems and IT, while our measures to concentrate business processes demonstrate our proficiency in cutting costs. With this strength as a foundation, we are making efforts to establish a mid-term growth base upon which we will expand our financial business through the alliance with Mitsubishi Tokyo Financial Group, Inc. ("MTFG"), the loan guarantee business, loan servicing business, and financial peripherals such as the call center operation business.

(6) Challenges we face

Rising exports and private sector capital spending have helped keep the domestic economy on a gentle recovery track, and corporate earnings continue to improve. The recovery in household budgets and spending, however, remains slight, and the environment in which ACOM Group does business continues to be harsh. Demand for consumer credit is soft,

and the number of personal bankruptcies and court-sanctioned debt reorganizations remains high. In addition, our market is undergoing major structural changes as, for example, competition intensifies with the entry of firms from other sectors.

To survive this tough environment, ACOM Group is focusing on the following core strategies: securing business ethical conduct and full compliance, improving asset quality through better interaction with customers and an optimized branch network, cutting costs through a radical overhaul of our operations, developing a staff of true finance professionals, and growing our peripheral financial businesses to boost our revenue-generating capacity. We are also working to increase shareholder value via a tie-up with MTFG group. This partnership, which is diversifying our business portfolio, enhancing our creditworthiness and strengthening our brand, should make our business stronger and solidify our Income base.

(7) Corporate governance

In line with our founding principle of "expanding the circle of trust", ACOM's philosophy is based on respect for humanity, putting the customer first, and creative and innovative management. Our fundamental aims are to increase mutual trust among our stakeholders and develop our business in concert with society at large. To achieve these aims, we are working to enhance our governance by:

* Speeding up decision-making and clarifying where executive responsibility and authority lies.
* Establishing strong compliance and risk-management systems that derive their strength from impeccable ethics.
* Securing and maintaining sound and transparent management through a policy of initiative Investor Relations activities.

(A) Corporate management system and internal control systems

(a) Corporate management system

1. The Board of Directors comprises (as of September 30th, 2004) 11 directors. The number of directors is therefore small, which supports speedy decision-making and mutual monitoring.

2. In June 2003 we adopted the executive officer system, which has served to speed up business execution, clarify where responsibility and authority lies, and improve the management of individual departments and business divisions.

3. Our company employs the statutory auditor system, and has a Board of Statutory Auditor's comprising four auditors (three of whom are outsiders) tasked with monitoring the activities of directors and executive officers.

(b) Corporate governance chart


General Meeting of Shareholders
Appointment
Appointment
Appointment
Board of Directors
Auditing
Board of Statutory Auditor's
Statutory Auditors
Cooperation
Reporting
Supervising
Auditing
Auditing
Execution Function
Executive Officers Meeting
Instruction
Reporting
Affiliated Companies Coordination Board
Business Ethics Committee
Supervision
Auditing
Independent Auditors
Guidance
Reporting
Reporting
Instruction
Affiliated Companies
Business Enforcement Office
Internal Inspection
Inspection Dept.

(c) Corporate management and internal control systems

(Board of Directors)

The Board of Directors passes resolutions on matters referred to it, reports on important matters, and monitors the performance of individual directors. The Board of Directors normally meets once a month, but also convenes on other occasions when this is necessary.

(Board of Statutory Auditors)

The Board of Statutory Auditors receives reports concerning important audit-related matters, holds discussions, and passes resolutions. The Board of Statutory Auditors determines auditing policy and schedules, upon which it bases its audit of the performance of directors and executive officers. Audit activities include attending meetings of the Board of Directors, attending other important meetings, and examining the operations and assets of the company. The Board of Statutory Auditors normally meets once a month, but also convenes on other occasions when this is necessary.

(Executive Officers Meetings)

At Executive Officers Meetings, executive officers discuss, in accordance with basic policies determined by the Board of Directors, important matters concerning the management of the company and its affiliated companies and determine or approve courses of action. They also coordinate key matters relating to business execution at all the company's departments and divisions. Executive Officers Meetings are normally held three times a month, but are also held on other occasions when this is necessary.

(Affiliated Companies Coordination Board)

The Affiliated Companies Coordination Board comprises executive officers and representatives of other group companies. It discusses important matters concerning the management of group companies, maintains communication with them, and coordinates important matters concerning the execution of their business. The Affiliated Companies Coordination Board normally meets once a month, but also convenes on other occasions when this is necessary.

(Business Ethics Committee)

The Business Ethics Committee, which is made up of pre-appointed executive officers, formulates basic compliance policies and draws up concrete measures for their implementation. It also develops compliance education programs and verifies that our governance complies with corporate governance best practice. The Business Ethics Committee meets when convened by its chairperson, one of its members, or its own administrative office.

(B) Risk management

As the environment in which we do business changes, the risks we face are becoming more complex and diverse, and the establishment and maintenance of a robust risk-management framework is perhaps management's most important task. Such a framework is crucial for enabling us to understand the risks we face, maintain sound management of our company, keep our earnings stable, and continue to grow the business.

Our core risk-management policy is defined in our Business Risk Management Regulations. We are also clarifying the risks we need to manage, the departments responsible for managing them, and the risk-management techniques that should be used. In addition, we have also entrusted overall responsibility for risk management to the Corporate Management Department, which is tasked with the centralized management of operational risk. These measures demonstrate our commitment to the development of a strong and unified risk-management system.

(Risk-management chart)


Board of Directors
Executive Officers Meeting
Business Ethics Committee
Inspection Dept.
Compliance
Management Risk
Legal Risk
Marketability Risk
Liquidity Risk
System Risk
Customer Information Risk
Credit Risk
Office Work Risk
Accident/Disaster Risk
Business Ethics Office
Corporate Management Dept.
Legal Dept.
Credit Supervision Dept. No. 1
Treasury Dept.
Operation Risk Management Dept.
System Development & Administration Dept.
General Affairs Dept.

3. Business results and financial position

(1) Business results

(A) Business results for the current interim accounting period

This half-year period saw aggregate demand in the domestic economy continue to recover, driven by higher exports and private sector capital spending. The increase in production boosted employment, and private consumption, which had hitherto been lagging, also recovered somewhat. Recently however, the world economy, especially the U.S., has slowed slightly. In addition, negative signs have also begun to appear: swelling inventories at electronic-component manufacturers and soaring oil prices, for example. Overall though, while worries certainly existed, the economy would be described as having been in a recovery phase.

Against this backdrop, the Group focused on developing organic cooperation between, and raising quality at, our core loan business and credit card and installment sales finance businesses. In addition, through the expansion of businesses such as our loan guarantee and loan servicing businesses, we worked to broaden our revenue base by increasing our share of the total consumer credit market. We also took steps to speed up and streamline our operations. As an example, we renewed customer-related processes and infrastructure, and continued to cut costs, by centralizing customer-related functions at four Contact Centers across the country.

As for overall strategy, in March this year we signed a strategic partnership deal with MTFG and the Bank of Tokyo Mitsubishi, Ltd. We have also established the new Retail Strategy Planning Office to develop concrete ideas for tie-ups with MTFG Group, as well as the new Guarantee Business Department to bolster the transaction ability of our guarantee business with partners, conduct effective screening, and manage performing loans. Organizational change has also been effected with the upgrading of the Legal Office to full department status (Legal Department) and the combining of the old Marketing Development Department and Loan Business Management Department. We have also taken steps to improve the efficiency of our back-office operations with the construction of a new accounting system (which went online in August this year), part of a far-reaching plan to establish a company-wide unified system to handle all aspects of our business.

The events outlined above have led to us to report interim consolidated operating income of 216.65 billion yen (a decrease of 1.0 % year on year), operating expenses of 138.004 billion yen (a decrease of 13.0 % year on year), income before extraordinary items of 77.839 billion yen (an increase of 30.7% year on year), and net income of 44.606 billion yen (an increase of 35.5% year on year).

(a) Loan business

The loan business is the Group's core business, and we have focused our energies on promoting business by improving cooperation between our contact centers and our branches, optimizing our branch network in terms of the location and number of branches, and expanding our network of ATMs and cash dispensers so that we can offer a service that adapts to changing market conditions.

In the area of credit management, we have worked hard to improve the management and quality of our loan asset portfolio by focusing continuously on severe credit screening. We have, for example, improved our counseling service by making a nationwide effort to encourage customers to discuss their repayment problems with, and seek the advice of professional counselors. As a result of these efforts, our unconsolidated bad debt write-offs ratio recorded a year-on-year drop of 0.26 percentage points to 3.00%.

On a consolidated basis the balance of outstanding loans receivable increased 5.002 billion yen (an increase of 0.3% increase from the end of previous fiscal year) during the period to reach 1,628.157 billion yen at the close of books. Interest on loans receivable was 190.214 billion yen (a decrease of 1.9 % year on year).

(b) Credit card and installment sales finance businesses

In the credit card business, in addition to promoting the ACOM MasterCard®, which can be issued instantly through automatic issuing machine linked with our Mujinkun automated loan application machine, we have also seen the launch of two more tie-up cards: We have joined forces with P-Up Co., Ltd., which operates the chain of "Teluru" cell phone specialty stores in the Tokyo area, to issue the Teluru Club MasterCard®, and have also launched the Livian Club MasterCard® with Eternal Bridal Co., Ltd., a provider of wedding information services.

In the installment sales finance business, we have opened new sub-offices in Takamatsu and Yokohama, which are under the jurisdiction of the Hiroshima Business Office and the Tokyo Business Office respectively (Both business offices are under the control of the Credit Card / Installment Business Department.). Although we focused our efforts on acquiring new participating stores by boosting cooperation with JCK CREDIT CO., LTD., a 100%-owned subsidiary, the volume of installment sales finance we provided ended down on the same period last year.

On a consolidated basis, the balance of installment receivable dropped by 33.398 billion during the period to 194.9 billion yen (a decrease of 14.6% year on year). The fees from the credit card and installment sales finance businesses totaled 11.573 billion yen (a decrease of 20.9% year on year).

(c) Loan guarantee business

We entered the loan guarantee business in May 2001, and in June this year strengthened the business through the launch of the Guarantee Business Department as a centralized unit responsible for business transaction between ACOM and partners, screening loans, and managing guaranteed loans in arrears. At the end of this interim period, we had loan guarantee agreements with 10 banks and one other company, and the balance of guaranteed loans receivable increased by 20.333 billion yen during the period to 121.305 billion yen. As a result, fees from credit guarantees were 3.168 billion yen (an increase of 64.2% year on year), and operating income of the loan guarantee business which includes consignment fees of loan guarantee business stood at 3.511 billion yen (an increase of 62.0% year on year).

This business, which combines ACOM's expertise in credit screening for individuals with the brand recognition of our partner financial institutions, facilitates speedy and convenient loan products. We aim to expand this business further in the future, with a focus on partnerships with regional banks.

(d) Loan servicing business

We launched our loan servicing business in July 2001 via an equity stake in IR Loan Servicing, Inc. The main activity of the business is the purchase of loans, but it is expanding its horizons by entering other businesses: loan servicing agent service, payment guidance services, temporary staffing, back-up servicing, corporate revitalization services, and so on.

For this interim period, the collection of purchased receivables was 3.699 billion yen (an increase of 441.7% year on year). The operating income of loan servicing business, which includes items such as consignment fees, were 4.033 billion yen (an increase of 313.3% year on year).

(d) Other

In March 2002 operations began at Tokyo Mitsubishi Cash One, Ltd., a company established with capital from ACOM, the Bank of Tokyo Mitsubishi, Ltd., Mitsubishi Trust and Banking Corporation, DC CARD Co., Ltd. and JACCS Co., Ltd.

Based on an agency agreement with this company, we have expanded its network by newly installing exclusive Tokyo Mitsubishi Cash One counters in 21 of our branches. In addition, ties with financial institutions have seen us expand our ATM network. All of this is evidence of our commitment to making life for our customers as convenient as possible, and helped the balance of outstanding loan receivables rise by 10.436 billion yen to 49.431 billion yen during this interim period.

By fusing our consumer credit know-how with the brand strength of major financial institutions, we intend to continue to offer new financial services that straddle the old boundaries in financial services.

(B) Forecast for this full financial year

We expect severe conditions to continue until the end of this financial year. Demand for consumer credit will likely remain soft, and we expect that there will continue to be high numbers of personal bankruptcies and court-sanctioned debt reorganizations.

In addition, competition in the consumer credit market is likely to intensify, with companies from other business sectors expected to make a concerted drive to grab a slice of it. Nevertheless, we are committed to extending the scope of our operations and to winning the trust and satisfaction of customers as their "best life partner".

In the second half of this fiscal year, we focus on strengthening our group earning power by concentrating function which drastically strengthen consumer finance business with MTFG group and promoting reorganization, etc. We also expand total security system and system IT base corresponding to expansion of financial peripheral businesses, and we promote drastic business reform. From the viewpoint of the expansion of headquarters function and efficiency improvement of operation, we will integrate our headquarters function which has been distributed to several places at the present and the shift of headquarter is scheduled in December this year. The environment in which we operate is changing rapidly, and we must be able to respond appropriately. With this in mind, we will exploit to the fullest the credit business know-how of our employees and our network of branches, Mujinkuns, and ATMs – the key elements that comprise our business infrastructure. We will also continue to strengthen our management, expand and improve the services we offer, and maintain a stable and secure revenue base.

For this full financial year, we are forecasting consolidated operating income of 428.7 billion yen (a decrease of 1.4% year on year), 137 billion yen (an increase of 15.3% year on year) in income before extraordinary items, and net income of 78.3 billion yen (an increase of 11.3% year on year).

(2) Financial position

At the end of this interim period, our total assets had dropped by 44.937 billion yen compared with the end of the previous consolidated financial year. Shareholders' equity increased by 135.659 billion yen and shareholders' equity ratio increased 7.4 points to 41.0%.

A breakdown of the decline in our total assets reveals that short-term loans fell by 51.6 billion yen, installment sales receivable dropped by 33.398 billion yen, deferred tax assets fell by 10.805 billion yen, and cash and cash equivalents increased by 42.945 billion yen. Overall, current assets declined by 40.849 billion. As for fixed assets, investments in securities fell by 2.728 billion yen, and prepaid pension expenses dropped by 1.363 billion yen, with fixed assets declining by 4.087 billion yen overall.

Total liabilities declined by 180.94 billion yen. Chief factors were a 164.52 billion yen drop in interest-bearing liabilities such as loans and bonds, a 6.59 billion yen fall in deferred income on installment sales, and a 5.161 billion yen drop in accrued income taxes.

Regarding shareholders' equity, a strategic business and capital alliance that we agreed in May of this year with MTFG and the Bank of Tokyo Mitsubishi, Ltd. led to a 9.31 billion yen of capital injection from MTFG in April. In exchange for the funds, we supplied MTFG with both new shares, via the third-party allocation. As a result of this transaction, we have added 46.55 billion yen into our common stock and capital surplus respectively.

The transfer of our treasury stock to MTFG led us to include a 4.135 billion yen of net gain on disposal of treasury stock in capital surplus. In addition, we disposed treasury stock of 7.297 billion yen and repurchased our shares with total purchased value of 6.999 billion yen.

(A) Interim cash flows

Our consolidated holdings of cash and cash equivalents (cash) recorded a drop during this interim period of 8.742 billion yen to end the period at 150.131 billion yen. Details of the different cash flows and the reasons for these flows are given below.

(Cash flows from operating activities)

Our operations generated net cash of 68.29 billion yen. Interim net income before income taxes was 76.478 billion yen and there was a decrease in the allowance for bad debts of 5.393 billion yen. Among factors increasing cash was a 33.224 billion yen drop in the balance of installment sales receivable. Factors reducing cash included a 5.231 billion yen increase in loans receivable, a drop of 6.571 billion yen in deferred income on installment sales, and 26.545 billion yen in income tax payments.

(Cash flows from investing activities)

We saw the outflow of net cash used in investing activities of 4.05 billion yen. 3.987 billion yen, the bulk of the outflow, went on acquiring property and equipment, mainly new ATMs that can handle the new bank notes.

(Cash flows from financing activities)

Financing activities registered a net cash outflow of 72.965 billion yen. One of the primary reasons was that the repayment of loans and the redemption of bonds exceeded new bond issuance by 164,182 billion yen. This was tempered, however, by a 92.625 billion yen inflow from the issue of new stock to MTFG, a 11.423 billion yen inflow from the gain on disposal of treasury stock, and a 7.007 billion yen of outflow from repurchase of our shares.

(B) Cash flow forecast for the full financial year

We are forecasting that the cash flows from operating activities will increase by 125.5 billion yen for the full financial year. This figure reflects an plan that calls for us to decrease the balance of installment sales receivable mainly in installment sales finance business. Investing activities are expected to use net cash of 9.3 billion yen, reflecting plans to invest continually from the first half of this fiscal year in ATMs that can handle the new bank notes as well as new equipment for our branches. Financing activities are forecasted to use net cash of 133.8 billion yen, and this figure reflects the earnings plan for our financial services operations such as the decrease of liability with interest. We are therefore predicting that our holdings of cash and cash equivalents will end the financial year 17.6 billion yen lower than they were a year earlier.

4.Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

(Millions of yen)

Subject / Term	Prior interim consolidated accounting period (As of September 30, 2003)		This interim consolidated accounting period (As of September 30, 2004)		Prior consolidated fiscal year (As of March 31, 2004)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	1,985,490	94.8	1,923,168	94.7	1,964,018	94.6	(40,849)	(2.1)
Cash and time deposits	72,679		120,876		77,930		42,945	55.1
Trade notes and accounts receivable	475		402		499		(97)	(19.4)
Loans receivable	1,642,488		1,628,157		1,623,154		5,002	0.3
Installment receivables	259,601		194,900		228,299		(33,398)	(14.6)
Marketable securities	55		1,091		1,146		(55)	(4.8)
Inventories	9,655		13,579		12,362		1,216	9.8
Deferred tax assets	43,176		36,999		47,804		(10,805)	(22.6)
Short-term loans	55,843		29,298		80,996		(51,697)	(63.8)
Other current assets	25,052		25,236		24,768		467	1.9
Allowances for bad debts	(123,537)		(127,373)		(132,945)		5,571	(4.2)
II. Fixed assets	107,005	5.1	107,283	5.3	111,370	5.4	(4,087)	(3.7)
Tangible fixed assets	55,023	2.6	53,240	2.6	53,264	2.6	(23)	(0.0)
Buildings and structures	20,695		18,637		19,642		(1,004)	(5.1)
Equipment and furniture	15,228		16,054		14,773		1,280	8.7
Land	19,091		18,528		18,841		(313)	(1.7)
Other tangible fixed assets	8		20		6		14	229.3
Intangible fixed assets	1,450	0.1	1,387	0.1	1,446	0.1	(58)	(4.0)
Investments and other assets	50,530	2.4	52,654	2.6	56,660	2.7	(4,005)	(7.1)
Investments in securities	27,707		30,746		33,475		(2,728)	(8.2)
Deferred tax assets	1,913		1,026		1,044		(18)	(1.7)
Guaranty money deposited	10,601		10,229		10,406		(177)	(1.7)
Prepaid pension expenses	1,237		561		1,924		(1,363)	(70.8)
Other investments	10,750		12,636		12,214		422	3.5
Allowance for bad debts	(1,681)		(2,545)		(2,404)		(140)	5.8
III. Deferred assets	1,206	0.1	—	—	—	—	—	—
Bond discount	1,206		—		—		—	
Total Assets	2,093,701	100.0	2,030,451	100.0	2,075,389	100.0	(44,937)	(2.2)

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September 30, 2003)		This interim consolidated accounting period (As of September 30, 2004)		Prior consolidated fiscal year (As of March 31, 2004)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Liabilities)								
I. Current liabilities	487,740	23.3	387,494	19.1	428,456	20.7	(40,962)	(9.6)
Notes and accounts payable	4,081		3,708		5,221		(1,512)	(29.0)
Short-term loans	13,416		9,708		21,779		(12,071)	(55.4)
Current portion of long-term loans	351,280		273,208		292,375		(19,167)	(6.6)
Current portion of bonds and notes	40,386		45,300		40,000		5,300	13.3
Accounts payable on transferred specified claims	2,900		—		—		—	—
Accrued income taxes	28,793		21,760		26,922		(5,161)	(19.2)
Deferred tax liabilities	0		0		2		(2)	(71.3)
Allowance for loss on debt guarantees	989		2,540		1,865		675	36.2
Deferred income on installment sales	32,395		19,080		25,671		(6,590)	(25.7)
Other current liabilities	13,496		12,187		14,619		(2,431)	(16.6)
II. Fixed liabilities	941,502	45.0	808,852	39.8	948,830	45.7	(139,977)	(14.8)
Straight bonds	300,681		240,300		255,720		(15,420)	(6.0)
Long-term loans	630,938		561,535		684,696		(123,161)	(18.0)
Deferred tax liabilities	13		1,296		2,393		(1,097)	(45.8)
Allowance for employees' retirement benefits	4,240		285		281		4	1.6
Allowance for directors' and corporate auditors' retirement benefits	940		790		977		(187)	(19.2)
Other fixed liabilities	4,688		4,645		4,761		(116)	(2.4)
Total liabilities	1,429,242	68.3	1,196,347	58.9	1,377,287	66.4	(180,940)	(13.1)
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	795	0.0	1,278	0.1	935	0.0	343	36.7
(Shareholders' equity)								
I. Common stock	17,282	0.8	63,832	3.1	17,282	0.8	46,550	269.3
II. Capital surplus	25,772	1.2	76,458	3.8	25,772	1.2	50,685	196.7
III. Earned surplus	629,878	30.1	700,365	34.5	661,536	31.9	38,828	5.9
IV. Securities valuation adjustment	3,340	0.2	5,067	0.2	5,823	0.3	(755)	(13.0)
V. Foreign currency translation adjustments	(1,511)	(0.1)	(2,097)	(0.1)	(2,150)	(0.1)	52	(2.5)
VI. Treasury stock	(11,098)	(0.5)	(10,801)	(0.5)	(11,099)	(0.5)	297	(2.7)
Total shareholders' equity	663,663	31.7	832,825	41.0	697,166	33.6	135,659	19.5
Total liabilities, minority interests, and shareholders' equity	2,093,701	100.0	2,030,451	100.00	2,075,389	100.0	(44,937)	(2.2)

(2) Interim Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2003 to September 30, 2003		This interim consolidated accounting period From April 1, 2004 to September 30, 2004		Change		Prior consolidated fiscal year From April 1, 2003 to March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	218,875	100.0	216,650	100.00	(2,225)	(1.0)	434,968	100.0
Interest on loans receivable	193,837		190,214		(3,623)	(1.9)	384,284	
Fees from credit card business	2,858		3,064		206	7.2	5,808	
Fees from installment sales finance business	11,779		8,508		(3,271)	(27.8)	22,029	
Fees on guaranteed loans receivable	1,929		3,168		1,239	64.2	4,503	
Collection of purchased receivables	682		3,699		3,016	441.7	2,088	
Other financial income	8		27		18	234.9	20	
Sales	3,505		3,674		168	4.8	7,970	
Other operating income	4,274		4,293		19	0.4	8,263	
II. Operating expenses	158,550	72.4	138,004	63.7	(20,545)	(13.0)	314,577	72.3
Financial expenses	13,632	6.2	11,753	5.4	(1,878)	(13.8)	26,910	6.2
Cost of purchased receivables	402	0.2	2,606	1.2	2,203	546.8	1,317	0.3
Cost of sales	2,079	0.9	2,300	1.1	220	10.6	4,934	1.1
Other operating expenses	142,435	65.1	121,344	56.0	(21,090)	(14.8)	281,414	64.7
Operating profit	60,325	27.6	78,645	36.3	18,319	30.4	120,391	27.7
III Non-operating income	732	0.3	821	0.4	88	12.1	1,297	0.3
Interest income	109		105		(4)	(3.9)	204	
Dividends received	109		180		71	65.5	168	
Gains on sale of marketable securities	67		15		(52)	(77.3)	67	
Rent from corporate residence	232		242		9	4.2	471	
Other non-operating income	213		277		63	29.9	385	
IV. Non-operating expenses	1,524	0.7	1,626	0.8	102	6.7	2,915	0.7
Interest expenses	13		8		(4)	(34.5)	23	
Stock issue expenses	—		474		474	—	—	
Loss on investments in equity-method affiliates	1,394		1,037		(356)	(25.6)	2,716	
Other non-operating expenses	116		105		(11)	(9.5)	174	
Income before extraordinary items	59,533	27.2	77,839	35.9	18,306	30.7	118,773	27.3
V. Extraordinary income	183	0.1	1	0.0	(182)	(99.5)	3,331	0.8
Gains on sale of fixed assets	0		1		0	486.6	2	
Gains on sale of investments in securities	168		—		(168)	—	379	
Gains on maturity of investment trusts	15		—		(15)	—	15	
Net gain on termination of welfare pension plans	—		—		—	—	2,933	
VI. Extraordinary losses	697	0.3	1,362	0.6	665	95.4	1,771	0.4
Loss on sale of fixed assets	9		18		8	88.4	297	
Loss on disposal of fixed assets	231		480		249	107.4	603	
Impairment loss	—		456		456	—	—	
Loss on sale of investments in securities	—		38		38	—	—	
Loss on revaluation of investments in marketable securities	171		267		95	55.6	341	
Loss on liquidation of investment in trusted real property	241		78		(163)	(67.6)	241	
Other extraordinary losses	42		23		(19)	(46.1)	288	
Income before income taxes	59,020	27.0	76,478	35.3	17,457	29.6	120,332	27.7
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	28,727	11.8	21,245	14.5	(7,481)	22.1	55,533	11.4
Deferred income taxes	(2,941)		10,240		13,181		(6,048)	
Gain (loss) on minority interests in consolidated subsidiaries	316	0.2	385	0.2	69	22.0	528	0.1
Net income	32,918	15.0	44,606	20.6	11,688	35.5	70,319	16.2

(3) Interim Consolidated Statements of Surplus

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2003 to September 30, 2003 Amount		This interim consolidated accounting period From April 1, 2004 to September 30, 2004 Amount		Prior consolidated fiscal year From April 1, 2003 to March 31, 2004 Amount	
(Capital Surplus)						
I. Capital surplus at the beginning of the fiscal year		25,772		25,772		25,772
II. Increase in capital surplus						
Increase in capital stock	—		46,550		—	
Net gain on disposal of treasury stock	—	—	4,135	50,685	—	—
III. Capital surplus at the end of the interim accounting period and fiscal year		25,772		76,458		25,772
(Earned Surplus)						
I. Earned surplus at the beginning of the fiscal year		606,622		661,536		606,622
II. Increase in earned surplus						
Net income	32,918	32,918	44,606	44,606	70,319	70,319
III. Decrease in earned surplus						
Dividends	5,851		5,742		11,593	
Directors' bonus	40		35		40	
Retirement of treasury stock	3,771	9,662	—	5,778	3,771	15,405
IV. Earned surplus at the end of the interim accounting period and fiscal year		629,878		700,365		661,536

(4) Interim Consolidated Statements of Cash Flows

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2003 to September 30, 2003	This interim consolidated accounting period From April 1, 2004 to September 30, 2004	Change	Prior consolidated fiscal year From April 1, 2003 to March 31, 2004
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
Income before income taxes	59,020	76,478	17,457	120,332
Depreciation and amortization	2,526	2,486	(40)	5,245
Impairment loss	—	456	456	—
Increase (decrease) in allowance for bad debts	12,661	(5,393)	(18,055)	22,812
Increase in allowance for loss on debt guaranteed loans receivable	515	675	160	1,391
Increase in allowance for employees' retirement benefits	567	6	(560)	(3,389)
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	(131)	(187)	(56)	(93)
Non-operating interest and dividends income	(218)	(285)	(67)	(372)
Loss (gain) on sales of marketable securities	(67)	(15)	52	(67)
Non-operating interest expense	13	8	(4)	23
Amortization of bond discount	193	—	(193)	384
Bond-issue expenses	166	—	(166)	232
Amortization of stock issue expenses	—	474	474	—
Loss (gain) on foreign currency exchanges	19	(16)	(35)	47
Loss (gain) on investments in equity-method	1,394	1,037	(356)	2,716
Loss (gain) on sales of tangible fixed assets	9	17	7	294
Loss on disposal of tangible fixed assets	231	480	249	603
Loss (gain) on sales of investments in securities	(168)	38	206	(379)
Loss on revaluation of investments in securities	171	267	95	341
Loss on liquidation of investments in trusted real property	241	78	(163)	241
Decrease (increase) in notes and accounts receivable	18	97	78	(6)
Decrease (increase) in loans outstanding	17,950	(5,231)	(23,181)	36,945
Decrease (increase) in installment sales receivables	20,384	33,224	12,840	51,338
Decrease (increase) in inventories	(1,315)	(1,216)	98	(4,023)
Decrease (increase) in other current assets	(861)	(770)	91	(291)
Increase (decrease) in notes and accounts payable	(860)	(1,505)	(644)	293
Increase (decrease) in deferred income on installment sales	(5,268)	(6,571)	(1,303)	(11,952)
Increase (decrease) in other current liabilities	(849)	(1,754)	(905)	(432)
Bonus paid to directors	(40)	(35)	4	(40)
Increase (decrease) in other operating activities	3,026	1,634	(1,391)	2,364
Subtotal	109,329	94,479	(14,850)	224,560
Non-operating interest and dividends received	199	303	103	389
Non-operating interest paid	(11)	(8)	3	(21)
Income taxes paid	(31,748)	(26,545)	5,202	(60,770)
Cash used in operating activities	77,769	68,229	(9,540)	164,158

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period From April 1, 2003 to September 30, 2003	This interim consolidated accounting period From April 1, 2004 to September 30, 2004	Change	Prior consolidated fiscal year From April 1, 2003 to March 31, 2004
	Amount	Amount	Amount	Amount
II. Cash flow from investing activities				
Additions to time deposit	(2,700)	(34)	2,666	(2,463)
Maturity of time deposit	22	43	21	2,451
Purchase of marketable securities	—	—	—	(5)
Proceeds from sale of marketable securities	249	43	(206)	254
Purchase of tangible fixed assets	(1,372)	(3,987)	(2,614)	(2,159)
Proceeds from sale of tangible fixed assets	27	5	(21)	60
Purchase of investment securities	(71)	(1)	69	(4,690)
Proceeds from sale of investment securities	2,010	168	(1,841)	2,404
Proceeds from collection of loans	15	17	2	32
Increase in other investments	(422)	(2,650)	(2,228)	(1,671)
Decrease in other investments	303	2,345	2,042	383
Increase (decrease) in other investment activities	4	—	(4)	4
Net cash provided by (used in) investing activities	(1,935)	(4,050)	(2,114)	(5,398)
III. Cash flow from financing activities				
Proceeds from short-term loans	17,635	18,674	1,039	38,872
Repayments of short-term loans	(33,773)	(30,580)	3,192	(46,385)
Proceeds from issue of commercial paper	10,000	—	(10,000)	10,000
Payments for redemption of commercial paper	(20,000)	—	20,000	(20,000)
Proceeds from issue of straight bonds	24,833	—	(24,833)	34,767
Payments for redemption of straight bonds	(10,196)	(10,000)	196	(63,074)
Proceeds from long-term debt	95,368	18,680	(76,688)	350,602
Repayments of long-term debt	(184,672)	(160,957)	23,714	(445,015)
Proceeds form stock issue by the Company	—	92,625	92,625	—
Proceeds from subsidiary's shares issued to minority shareholders	85	—	(85)	85
Gain on disposal of treasury stock	—	11,423	11,423	—
Payments for purchase of treasury stock	(11,066)	(7,007)	4,059	(11,066)
Cash dividends paid by the Company	(5,850)	(5,741)	109	(11,592)
Cash dividends paid to minority shareholders	(80)	(27)	53	(135)
Increase (decrease) in other financing activities	(223)	(56)	167	(3,162)
Net cash provided by financing activities	(117,938)	(72,965)	44,973	(166,105)
IV. Effect of exchange rate change on cash and cash equivalents	4	44	40	(520)
V. Increase (decrease) in cash and cash equivalents	(42,100)	(8,742)	33,358	(7,865)
VI. Cash and cash equivalents at the beginning of the year	166,739	158,873	(7,865)	166,739
VII. Cash and cash equivalents at the end of the interim accounting period and fiscal year	124,639	150,131	25,492	158,873

(5) Significant Items Relating to the Preparation of Interim Consolidated Financial Statements

(A) Extent of consolidation

Number of consolidated subsidiaries: 15

For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."

Acom Economic Research Institute, Inc., which was a consolidated subsidiary in the prior consolidated fiscal year, is excluded from consolidated subsidiaries as it was merged into ACOM RENTAL CO., LTD. on April 1, 2004.

(B) Application of the equity method

Number of equity method affiliates: 2

For the names of equity method affiliates, please refer to the section entitles "1. State of Business Group."

ASCOT CO., LTD., which was an equity method affiliate in the prior consolidated fiscal year, is excluded from equity method affiliates as ACOM sold of its holding shares of ASCOT CO., LTD. on April 19, 2004.

CHAILEASE ACOM FINANCE CO., LTD. closes its account for the interim period on June 30, and uses the financial statements as of this date.

(C) Matters relating to fiscal year, etc. of subsidiaries

The interim periods of the following consolidated subsidiaries end on June 30:

ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
ACOM PACIFIC, INC.
SIAM A&C CO., LTD.
ACOM CAPITAL CO., LTD.
ACOM FUNDING CO., LTD.

The interim consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the interim consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies

(a) Valuation and computation of assets

(1) Marketable securities

Securities held to maturity … Amortized cost method (straight-line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)

Where there is no market price

Cost determined by the moving average method

(2) Inventories

Purchased receivables … Cost on an individual specified cost basis

Merchandise

Paintings … Cost on an individual specified cost basis
Others merchandise … Cost based on the last purchase price method

Miscellaneous items … Cost based on the first-in first-out method

(3) Derivative transactions

Option transaction … Market value
Swap transaction … Market value

(b) Depreciation of property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries … Declining balance method
At overseas consolidated subsidiaries … Straight-line method
(Depreciable life)

Buildings and structures … 3 to 50 years
Equipment and furniture … 2 to 20 years

(2) Intangible fixed assets … Straight-line method

(3) Long-term prepaid expenses … Amortized in equal installments

(4) Deferred assets

Stock issue expenses… Entire amount expensed as incurred

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount

regarded as irrecoverable.

Overseas consolidated subsidiaries make an allowance as necessary having considered the likelihood of recovery on an individual basis.

(2) Allowance for loss on debt guarantees

In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim consolidated accounting period.

(3) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of the consolidated fiscal year. Adjustments are made to determine the amounts applicable to the end of interim consolidated accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

An overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.

(4) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the interim financial statements of consolidated companies on which interim consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for significant lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments … Interest-rate swaps agreements and interest-rate caps

Items hedged … Loans with variable interest rates

Currency related derivatives

Hedging instruments … Currency swaps agreements

Items hedged … Loans denominated in foreign currency

(3) Hedging policy

The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ... Recognized mainly by credit-balance method

Fees from member outlets ... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivable ... Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(6) Changes in accounting policies

(Accounting standards relating to the impairment of fixed assets)

From this interim consolidated accounting period we have applied accounting standards relating to the impairment of fixed assets as defined in the "Written Opinion Concerning the Establishment of Accounting Standards Relating to the Impairment of Fixed Assets" (Business Accounting Council, August 9th, 2002) and "Application Guidelines for the Accounting Standards Relating to the Impairment of Fixed Assets" (Accounting Standards Board of Japan, October 31st, 2003). As a consequence, the figure we have reported for interim income before income taxes is 456 million yen lower than it would have been had we not applied these standards. In addition, and further to the provisions of the revised Rules Concerning Interim Consolidated Financial Statements, total impairment losses have been directly deducted from the carrying values of the assets concerned.

(7) Additional information

The promulgation on March 31st, 2003 of the "Law to Partially Revise Local Enterprise Taxes" (9th law of 2003) has resulted in the introduction, from the business year beginning April 1st, 2004, of a system whereby local enterprise taxes may also be levied on amounts other than the entity's net revenues or income, a system referred to as "Pro Forma Standard Taxation". This has led to the introduction of value-added taxes and taxes on capital, and from this interim consolidated accounting period we have charged these new taxes to "Other Operating Expenses" in accordance with the "Accounting Procedures for the Reporting of the Pro Forma Standard Taxation Components of Local Enterprise Taxes on the Income Statement" (12th Report on Practical Implementation, Accounting Standards Board of Japan, February 13th, 2004). As a consequence, the figure we have reported for other operating expenses is 492 million yen higher than it would have been, while the figures reported for operating profit, profit before extraordinary items, and interim income before income taxes are all 492 million yen lower.

(8) Notes to Interim Consolidated Balance Sheets

Prior interim consolidated accounting period (As of September 30, 2003)	This interim consolidated accounting period (As of September 30, 2004)	Prior consolidated fiscal year (As of March 31, 2004)
1. Cumulative depreciation of tangible fixed assets 44,591 million yen	1. Cumulative depreciation of tangible fixed assets 45,100 million yen	1. Cumulative depreciation of tangible fixed assets 46,207 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivable 587,909 <128,276> Buildings and structures 2,100 Land 6,074 Total 597,280 <128,276>	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loan receivable 523,644 <93,219> [34,016] Buildings and structures 1,974 Land 5,984 Total 531,604 <93,219> [34,016]	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loan receivable 598,145 <118,852> [32,999] Buildings and structures 2,029 Land 6,074 Total 606,250 <118,852> [32,999]
(2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 171,579 <47,379> Current portion of bonds and notes 386 Bonds 24,701 Long-term loans 383,262 <79,568> Total 580,929 <127,947> Figures in brackets represent amounts engaged in transfer of liabilities	(2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 145,702 <34,207> Long-term loans 369,172 <57,891> [23,880] Total 515,874 <93,098> [23,880] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets '[ ]' represent amounts relating to securitization.	(2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 153,979 <43,091> Long-term loans 436,207 <74,434> [23,880] Total 591,186 <118,525> [23,880] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets '[ ]' represent amounts relating to securitization.
3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 79,040 Allowance for loss on debt guarantees 989 Net 78,051	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 121,305 Allowance for loss on debt guarantees 2,540 Net 118,765	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 100,971 Allowance for loss on debt guarantees 1,865 Net 99,106
(2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 789 million yen	(2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 981 million yen	(2) Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 864 million yen
4. Notes endorsed for payment 5 million yen	4. —	4. Notes endorsed for payment 3 million yen

Prior interim consolidated accounting period (As of September 30, 2003)	This interim consolidated accounting period (As of September 30, 2004)	Prior consolidated fiscal year (As of March 31, 2004)
5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 656,843 million yen at the end of the interim consolidated accounting period. This included a total of 419,782 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 730,728 million yen at the end of the interim consolidated accounting period. This included a total of 486,642 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 706,379 million yen at the end of the consolidated fiscal year. This included a total of 452,378 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the consolidated fiscal year. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.

Prior interim consolidated accounting period (As of September 30, 2003)

6. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 6,764 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 20,666 million yen. Under the policies stipulated in Japan's tax laws, 12,921 million yen of this amount would be classified as loans overdue by three months or more, 2,298 million yen as restructured loans and 5,447 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,065) 9,065	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(11,255) 31,922	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(14,817) 1,896	Loans other than the above that are overdue by three months or more.
Restructured loans	(23,669) 21,371	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(58,808) 64,255	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

This interim consolidated accounting period (As of September 30, 2004)

6. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 5,793 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 22,857 million yen. Under the policies stipulated in Japan's tax laws, 12,895 million yen of this amount would be classified as loans overdue by three months or more, 3,939 million yen as restructured loans and 6,022 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,051) 9,051	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(12,883) 35,741	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(15,151) 2,255	Loans other than the above that are overdue by three months or more.
Restructured loans	(38,348) 34,308	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(75,334) 81,357	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior consolidated fiscal year (As of March 31, 2004)

6. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 6,281 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 24,928 million yen. Under the policies stipulated in Japan's tax laws, 12,571 million yen of this amount would be classified as loans overdue by three months or more, 3,285 million yen as restructured loans and 9,071 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, and that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,280) 9,280	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(12,038) 36,966	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(14,359) 1,787	Loans other than the above that are overdue by three months or more.
Restructured loans	(35,510) 32,225	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(71,188) 80,259	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior interim consolidated accounting period (As of September 30, 2003)	This interim consolidated accounting period (As of September 30, 2004)	Prior consolidated fiscal year (As of March 31, 2004)
7. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 55,843 million yen Market value of marketable securities purchased at the end of the interim consolidated accounting period 55,841 million yen	7. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 29,298 million yen Market value of marketable securities purchased at the end of the interim consolidated accounting period 29,298 million yen	7. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 80,996 million yen Market value of marketable securities purchased at the end of the consolidated accounting period 80,792 million yen
8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 5 financial institutions and designated commitment line contracts with 12 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 325,383 Amount of borrowing 28,764 Unused amount 296,618	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 15 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment l line 249,799 Amount of borrowing 35,570 Unused amount 214,229	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 15 financial institutions. As of the end of the current consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 291,007 Amount of borrowing 38,153 Unused amount 252,853

(9) Notes to Interim Consolidated Income Statements

Prior interim consolidated accounting period (From April 1, 2002 to September 30, 2003)	This interim consolidated accounting period (From April 1, 2003 to September 30, 2004)	Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)
1. Other principal financial income (Millions of yen) Interest on deposits 3 Interest on loans 4	1. Other principal financial income (Millions of yen) Interest on deposits 3 Interest on loans 7 Effect of currency exchange 16	1. Other principal financial income (Millions of yen) Interest on deposits 9 Interest on loans 11
2. Principal financial expenses (Millions of yen) Interest paid 8,802 Interest on straight bonds 2,955 Amortization of bond discount 193 Bond issue expense 166	2. Principal financial expenses (Millions of yen) Interest paid 8,061 Interest on straight bonds 2,626	2. Principal financial expenses (Millions of yen) Interest paid 17,682 Interest on straight bonds 5,804 Amortization of bond discount 384 Bond issue expense 232
3. Principal items of operational expenses (Millions of yen) Advertising expenses 6,201 Provision for bad debts 70,427 Provision for loss on debt guarantees 989 Bad debts write-offs 1,316 Salaries 16,346 Retirement benefit expenses 2,527 Provision for directors' and corporate auditors' retirement benefits 39 Welfare expenses 2,305 Leases 7,408 Depreciation expenses 2,328 Fees 11,566	3. Principal items of operational expenses (Millions of yen) Advertising expenses 7,251 Provision for bad debts 49,748 Provision for loss on debt guarantees 1,779 Salaries 16,337 Retirement benefit expenses 1,646 Provision for directors' and corporate auditors' retirement benefits 44 Welfare expenses 1,998 Leases 7,000 Depreciation expenses 2,305 Fees 12,838	3. Principal items of operational expenses (Millions of yen) Advertising expenses 13,547 Provision for bad debts 133,282 Provision for loss on debt guarantees 1,865 Bad debts write-offs 5,358 Salaries 32,282 Retirement benefit expenses 4,910 Provision for directors' and corporate auditors' retirement benefits 76 Welfare expenses 4,377 Leases 14,534 Depreciation expenses 4,848 Fees 25,089

Prior interim consolidated accounting period (From April 1, 2002 to September 30, 2003)

4. Gains on sales of fixed assets are from the sale of equipment and furniture.

5. Breakdown of loss on sales of fixed assets

	(Millions of yen)
Buildings and structures	2
Equipment and furniture	3
Lands	3
Total	9

6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

	(Millions of yen)
Buildings and structures	214
Equipment and furniture	17
Total	231

7. —

This interim consolidated accounting period (From April 1, 2004 to September 30, 2004)

4. Breakdown of gains on sales of fixed assets

	(Millions of yen)
Equipment and furniture	0
Other	0
Total	1

5. Breakdown of loss on sales of fixed assets

	(Millions of yen)
Equipment and furniture	17
Other	1
Total	18

6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

	(Millions of yen)
Buildings and structures	271
Equipment and furniture	209
Total	480

7. Impairment loss

Our Group has reported impairment loss for this interim accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Osaka City Kita-ku	Leasehold Building	Land and Buildings etc.
Hokkaido Abuta-gun	Welfare/Leisure Facilities	Land and Buildings etc.
Osaka City Nishiyodogawa-ku	Store	Buildings and Lease
Kawasaki City Kawasaki-ku	Leasehold Building	Land
Yokohama City Naka-ku	Leasehold Building	Land

(2) Method of grouping assets

The smallest units our Group has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial or non-financial businesses: departments etc.

For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)

4. Breakdown of gains on sales of fixed assets

	(Millions of yen)
Building and structures	0
Equipment and furniture	0
Other	1
Total	2

5. Breakdown of loss on sales of fixed assets

	(Millions of yen)	
Buildings and structures	62	<44>
Equipment and furniture	5	<—>
Lands	229	<144>
Intangible fixed assets	0	<—>
Total	297	<188>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below

	(Millions of yen)
Buildings and structures	544
Equipment and furniture	59
Total	603

7. —

Prior interim consolidated accounting period (From April 1, 2002 to September 30, 2003)	This interim consolidated accounting period (From April 1, 2004 to September 30, 2004)	Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)
	(3) Process through which impairment loss was recognized We recognized impairment loss on some of leasehold estate where there had been a significant decline in the asset's current value or profitability. We also recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. (4) Amounts of impairment loss Buildings and structures 88 Land 314 Intangible fixed asset 54 Total 456 (5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7 % the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.	
8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 11 Provision for default of golf club memberships 17 Temporary amortization of long-term prepaid expenses 13 Total 42	8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 0 Provision for default of golf club memberships 1 Loss on sales of golf club memberships 0 Temporary amortization of long-term prepaid expenses 19 Total 23	8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 43 Provision for default of golf club memberships 217 Temporary amortization of long-term prepaid expenses 27 Total 288
9. Basis for classification of financial income and expenditure on the interim consolidated income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	9. Basis for classification of financial income and expenditure on the interim consolidate income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable that has no relationship to operating income.	9. Basis for classification of financial income and expenditure on the consolidated income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(8) Notes to Interim Consolidated Statements of Cash Flows

Prior interim consolidated accounting period (From April 1, 2002 to September 30, 2003)	This interim consolidated accounting period (From April 1, 2004 to September 30, 2004)	Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)
1. Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2003.	1. Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2004.	1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2004.

Prior interim consolidated accounting period:

(Millions of yen)	
Cash and time deposits	72,679
Marketable securities	55
Short-term loans	55,843
Time deposits and certificates of which term of deposit is more than three months	(2,739)
Bank deposits pledged as collateral	(1,194)
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(5)
Cash and cash equivalents	124,639

This interim consolidated accounting period:

(Millions of yen)	
Cash and time deposits	120,876
Marketable securities	1,091
Short-term loans	29,298
Time deposits and certificates of which term of deposit is more than three months	(63)
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(1,071)
Cash and cash equivalents	150,131

Prior consolidated fiscal year:

(Millions of yen)	
Cash and time deposits	77,930
Marketable securities	1,146
Short-term loans	80,996
Time deposits and certificates of which term of deposit is more than three months	(72)
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(1,126)
Cash and cash equivalents	158,873

(9) Segment Information

(A) Business segment information

Prior interim consolidated accounting period (from April 1, 2003 to September 30, 2003)

Detailed business segment information is omitted as operating income and operating profit in financial service business account for more than 90% of total consolidated operating income and consolidated operating profit across all segments.

Operating income for this interim consolidated accounting period in financial service business accounts for 95.6% of total. (95.2% for prior interim consolidated accounting period and 95.3% for prior consolidated fiscal year.) Operating profit for this interim consolidated accounting period in financial service business accounts for 99.4% of total. (99.5% for prior interim consolidated accounting period and 99.6% for prior consolidated fiscal year.)

This Interim consolidated accounting period (from April 1, 2004 to September 30, 2004)

Detailed business segment information is omitted as operating income and operating profit in financial service business account for more than 90% of total consolidated operating income and consolidated operating profit across all segments.

Prior consolidated fiscal year (from April 1, 2003 to March 31, 2004)

Detailed business segment information is omitted as operating income and operating profit in financial service business account for more than 90% of total consolidated operating income and consolidated operating profit across all segments.

Operating income for this interim consolidated accounting period in financial service business accounts for 94.4% of total. (95.3% for prior consolidated fiscal year.) Operating profit for this interim consolidated accounting period in financial service business accounts for 99.2% of total. (99.6% for prior consolidated fiscal year.)

(B) Geographical segment information

Prior interim consolidated accounting period (from April 1, 2003 to September 30, 2003)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

This interim consolidated accounting period (from April 1, 2004 to September 30, 2004)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

Prior consolidated fiscal year (from April 1, 2003 to March 31, 2004)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior interim consolidated accounting period (from April 1, 2003 to September 30, 2003)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

This interim consolidated accounting period (from April 1, 2004 to September 30, 2004)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

Prior consolidated fiscal year (from April 1, 2003 to March 31, 2004)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(10) Lease Transactions

Prior interim consolidated accounting period (From April 1, 2003 to September 30, 2003)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of Acquisition	Equivalent of depreciation	Equivalent of residual value
Machinery	7	1	5
Equipment and delivery equipment	203	111	92
Equipment and furniture	7,445	4,065	3,379
Total	7,655	4,178	3,476

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	1,773
More than one year	1,779
Total	3,552

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	1,105
Equivalent of depreciation	1,040
Equivalent of interest payable	54

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	5
More than one year	5
Total	11

This interim consolidated accounting period (From April 1, 2004 to September 30, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	178	94	84
Equipment and furniture	7,045	4,601	2,443
Total	7,224	4,696	2,528

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	1,391
More than one year	1,191
Total	2,583

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	1,008
Equivalent of depreciation	957
Equivalent of interest payable	39

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	3
More than one year	–
Total	3

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	2	4
Vehicles and delivery equipment	197	123	73
Equipment and furniture	7,772	4,398	3,374
Total	7,976	4,523	3,452

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	1,765
More than one year	1,755
Total	3,521

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	2,158
Equivalent of depreciation	2,038
Equivalent of interest payable	102

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	5
More than one year	2
Total	8

(11) Marketable Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2003)			This interim consolidated accounting period (As of September 30, 2004)			Prior consolidated fiscal year (As of March 31, 2004)		
	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)
(a) Government/municipal	—	—	—	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—	—	—	—
(c) Miscellaneous	4,000	4,101	101	4,000	4,114	114	4,000	4,112	112
Total	4,000	4,101	101	4,000	4,114	114	4,000	4,112	112

(B) Other marketable securities with market quotation

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2003)			This interim consolidated accounting period (As of September 30, 2004)			Prior consolidated fiscal year (As of March 31, 2004)		
	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)
(a) Stocks	12,227	17,837	5,609	11,876	20,420	8,543	12,007	21,692	9,685
(b) Bonds									
Government/municipal	80	85	4	81	86	4	81	86	4
Corporate	1,312	1,349	37	1,665	1,674	8	1,692	1,740	48
Miscellaneous	5	5	(0)	5	5	(0)	5	5	(0)
(c) Other	2,092	2,048	(44)	2,100	2,106	5	2,096	2,157	61
Subtotal	15,718	21,325	5,607	15,729	24,291	8,562	15,881	25,682	9,800

Note: In prior interim consolidated accounting period, impairment loss of 166 million yen was recorded with respect to other securities with market prices.

In this interim consolidated accounting period, impairment loss of 267 million yen was recorded with respect to other securities with market prices.

In prior interim consolidated accounting period, impairment loss of 242 million yen was recorded with respect to other securities with market prices.

Impairment loss is recorded when (i) the market price of a given marketable security fell below 50% of its original cost, and is deemed unlikely to recover to the level of the cost, or (ii) the market price fell below 30% to 50% of the cost, and the rate of decline remained 30% or higher during the past one year.

(C) Principal marketable securities where there is no market quotation

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2003)	This interim consolidated accounting period (As of September 30, 2004)	Prior consolidated fiscal year (As of March 31, 2004)
	Amount recorded on interim consolidated balance sheet	Amount recorded on interim consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities			
Unlisted securities (excluding OTC securities)	926	538	803

(12) Derivative Transaction

Prior interim consolidated accounting period (from April 1, 2003 to September 30, 2003)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

This Interim consolidated accounting period (from April 1, 2004 to September 30, 2004)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

Prior consolidated fiscal year (from April 1, 2003 to March 31, 2004)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

5. Actual results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior interim consolidated accounting period From April 1, 2003 to September 30, 2003		This interim consolidated accounting period From April 1, 2004 to September 30, 2004		Change		Prior consolidated fiscal year From April 1, 2003 to March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
Finance Service Business	215,665	98.5	213,294	98.5	(2,370)	(1.1)	427,698	98.3
Loan business	197,486	90.2	193,749	89.4	(3,737)	(1.9)	391,259	90.0
Credit card business	2,890	1.3	3,123	1.5	232	8.1	5,876	1.3
Installment sales finance business	12,144	5.6	8,877	4.1	(3,267)	(26.9)	22,738	5.2
Guarantee business	2,167	1.0	3,511	1.6	1,344	62.0	5,037	1.2
Loan servicing business	975	0.4	4,033	1.9	3,057	313.3	2,786	0.6
Others	0	0.0	0	0.0	0	—	0	0.0
Other business	3,210	1.5	3,355	1.5	145	4.5	7,269	1.7
Rental business	1,687	0.8	1,717	0.8	29	1.8	3,527	0.8
Others	1,523	0.7	1,638	0.7	115	7.6	3,742	0.9
Total	218,875	100.0	216,650	100.00	(2,225)	1.0	434,968	100.0

(2) Other statistics

Item \ Term	Prior interim consolidated accounting period [From April 1, 2003 to September 30, 2003] (As of September 30, 2003)	This interim consolidated accounting period [From April 1, 2004 to September 30, 2004] (As of September 30, 2004)	Prior consolidated fiscal year [From April 1, 2003 to March 31, 2004] (As of March 31, 2004)	Change (YTD) [From September 30, 2003 to September 30, 2004]	
	Amount	Amount	Amount	Amount	Percentage
					%
Receivables outstanding (Millions of yen)	1,904,745	1,830,314	1,857,536	(27,222)	(1.5)
Loan business	1,642,488	1,628,157	1,623,154	5,002	0.3
Credit card business	44,863	48,973	46,731	2,242	5.0
Credit card	44,087	48,336	45,941	2,394	5.2
Others	775	637	789	(151)	(19.2)
Installment sales finance	214,738	145,927	181,567	(35,640)	(19.6)
Servicing business	2,655	7,256	6,082	1,173	19.3
Number of customer accounts					
Loan business	3,155,453	3,214,903	3,161,894	53,009	1.7
Credit card business	982,503	1,196,546	1,071,681	124,865	11.7
Credit card	975,865	1,190,132	1,064,492	125,640	11.8
Others	6,638	6,414	7,189	(775)	(10.8)
Installment sales finance business	960,210	863,342	886,110	(22,768)	(2.6)
Loan servicing business	14,851	49,097	31,851	17,246	54.1
Rental business	[8,322]	[7,268]	[13,038]	[(1,054)]	[(12.7)]
Allowance for bad debts (millions of yen)*	125,218	129,918	135,350	(5,431)	(4.0)
Allowance for loss on guaranteed loans receivable (millions of yen)	989	2,540	1,865	675	36.2
Bad debt write-offs (millions of yen)	[59,574]	[56,248]	[116,519]	[(3,326)]	[(5.6)]

Number of outlets	1,791	1,767	1,764	3	0.2
Number of employees	6,199	6,318	6,161	157	2.5

Notes: 1. Number of customer accounts refers to followings:
(1). Loan business: Number of loan accounts with receivables outstanding
(2). Credit card business
Credit card: Cardholder of ACOM MasterCard®
(3). Installment sales finance business: Number of contracts with receivables outstanding
(4). Servicing business: Number of accounts for purchased loans
(5). Rental business: Number of users during the fiscal year
2. The amount of "Allowance for bad debts" mentioned above is the sum of "Allowance for bad debts" listed in current assets and "Allowance for bad debts" listed in fixed assets on Balance Sheet.

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2005 (Non-consolidated)

November 01, 2004

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2005 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market::	Tokyo Stock Exchange
Code number:	8572
Location of the head office:	Tokyo
URL	http://ir.acom.co.jp/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 3270 – 3423
Date of the board of directors' meeting for the account settlement:	November 01, 2004
Date of the interim dividend payment:	December 06, 2004
Interim-dividend system:	Adopted
Unit of share system:	Adopted (10 shares for a unit)

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated).

1. Non-Consolidated Business Results for the Interim Accounting Period (from April 1, 2004 to September 30, 2004)

(1) Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/04 (Interim)	202,207	(2.6%)	76,104	31.2%	76,750	30.0
9/03 (Interim)	207,507	(0.8%)	58,004	(28.2%)	59,020	(27.8%)
3/04 (Annual)	411,799		115,880		117,799	

	Net income (Millions of yen)		Net Income per Share (Yen)
9/04 (Interim)	45,115	34.0	286.55
9/03 (Interim)	33,663	(25.7%)	232.78
3/04 (Annual)	65,648		455.36

Notes: 1. Average number of shares issued: 157,442,962 shares in 9/04 (interim), 144,614,219 shares in 9/03 (interim), and 144,089,082 shares in 3/04 (annual).

2. Change in accounting policies: Adopted

3. Regarding operating income, operating profit, income before extraordinary items, net income of this fiscal year, the figures in percentages show growth from the previous interim accounting period.

(2) Dividends

	Interim Cash Dividends per Share (Yen)	Annual Cash Dividends per Share (Yen)
9/04 (Interim)	45.00	—
9/03 (Interim)	40.00	—
3/04 (Annual)	—	80.00

(3) Non-Consolidated Financial Position

(Millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share (Yen)
9/04 (Interim)	1,979,128	830,210	41.9%	5,244.69
9/03 (Interim)	2,036,162	665,349	32.7%	4,634.61
3/04 (Annual)	2,019,648	694,082	34.4%	4,834.51

Notes: 1. Number of shares issued at fiscal year-end: 158,295,587 shares in 9/04 (interim), 143,561,085 shares in 9/03 (interim), and 143,561,072 shares in 3/04 (annual).

2. Number of treasury shares at fiscal year-end: 1,332,693 shares in 9/04 (interim), 2,067,195 shares in 9/03 (interim), and 2,067,208 shares in 3/04 (annual).

2. Non-Consolidated Forecast for the Fiscal Year Ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

(Millions of yen)

	Total Operating Income	Income Before Extraordinary Items	Net Income	Annual Cash Dividends per Share	
				Year-end Dividends	(Yen)
Annual	398,700	134,400	78,700	45.00	90.00

Reference: Projected net income per share (annual): 497.20 yen

Note: The estimated average number of shares issued during current fiscal year is used to calculate the forecasted net income per share, and same amount of bonus to directors at the prior fiscal year is subtracted from unappropriated retained earnings. "Combination of Operations and Reorganization to Strengthen the Consumer Finance Business" was announced on October 29, 2004, nevertheless, the forecasts above do not reflect its effect as the effect on business result is being examined in details at present.

5. *Interim Non-Consolidated Financial Statements*

(1) Interim Non-Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior interim accounting period (As of September 30, 2003)		This interim accounting period (As of September 30, 2004)		Prior consolidated fiscal year (As of March 31, 2004)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,881,264	92.4	1,836,509	92.8	1,870,175	92.6	(33,666)	(1.8)
Cash and time deposits	57,756		111,924		69,015		42,909	62.2
Loans receivable	1,633,600		1,614,243		1,612,799		1,443	0.1
Installment sales receivables	181,297		137,633		159,907		(22,274)	(13.9)
Merchandise	6,560		5,861		5,879		(17)	(0.3)
Deferred tax assets	41,773		35,645		46,530		(10,884)	(23.4)
Other current assets	78,195		52,361		103,044		(50,683)	(49.2)
Allowances for bad debts	(117,920)		(121,160)		(127,000)		5,840	(4.6)
II. Fixed assets	154,897	7.6	142,618	7.2	149,472	7.4	(6,854)	(4.6)
Tangible fixed assets	40,934		39,330		39,190		140	0.4
Land	8,309		7,984		8,023		(38)	(0.5)
Other tangible fixed assets	32,625		31,346		31,166		179	0.6
Intangible fixed assets	1,210		1,147		1,206		(58)	(4.8)
Investments and other assets	114,432		104,679		111,476		(6,796)	(6.1)
Allowance for bad debts	(1,680)		(2,540)		(2,400)		(140)	5.8
Total Assets	2,036,162	100.0	1,979,128	100.0	2,019,648	100.0	(40,520)	(2.0)

(Millions of yen)

Subject \ Term	Prior interim accounting period (As of September 30, 2003)		This interim accounting period (As of September 30, 2004)		Prior consolidated fiscal year (As of March 31, 2004)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Liabilities)		%		%		%		%
I. Current liabilities	450,548	22.1	359,007	18.2	398,005	19.7	(38,998)	(9.8)
Accounts payable	1,578		1,260		1,035		224	21.7
Short-term loans	1,500		2,500		11,500		(9,000)	(78.3)
Current portion of long-term loans	341,349		268,071		285,304		(17,233)	(6.0)
Current portion of bonds and notes	40,000		40,000		40,000		—	—
Accounts payable on transferred specified claims	2,900		—		—		—	—
Accrued income taxes	27,981		20,899		26,319		(5,419)	(20.6)
Allowance for loss on debt guarantees	989		2,540		1,865		675	36.2
Deferred income on installment sales	22,106		12,503		17,276		(4,772)	(27.6)
Other current liabilities	12,143		11,231		14,704		(3,472)	(23.6)
II. Fixed liabilities	920,264	45.2	789,909	39.9	927,560	45.9	(137,650)	(14.8)
Straight bonds	265,000		235,000		245,000		(10,000)	(4.1)
Long-term loans	647,201		550,975		678,285		(127,310)	(18.8)
Allowance for employees' retirement benefits	3,780		—		—		—	—
Allowance for directors' and corporate auditors' retirement benefits	836		688		867		(179)	(20.7)
Other fixed liabilities	3,445		3,246		3,407		(161)	(4.7)
Total liabilities	1,370,812	67.3	1,148,917	58.1	1,325,566	65.6	(176,648)	(13.3)
(Shareholders' equity)								
I. Common stock	17,282	0.8	63,832	3.2	17,282	0.9	46,550	269.3
II. Capital surplus	25,772	1.3	76,458	3.9	25,772	1.3	50,685	196.7
Additional paid-in capital	25,772		72,322		25,772		46,550	180.6
Other capital surplus	—		4,135		—		4,135	—
III. Earned surplus	630,084	30.9	695,663	35.1	656,326	32.5	39,337	6.0
Legal reserve	4,320		4,320		4,320		—	—
Voluntary reserve	570,000		620,000		570,000		50,000	8.8
Unappropriated retained earnings	55,764		71,343		82,006		(10,662)	(13.0)
IV. Securities valuation adjustment	3,308	0.2	5,057	0.3	5,799	0.3	(742)	(12.8)
V. Treasury stock	(11,098)	(0.5)	(10,801)	(0.6)	(11,099)	(0.6)	297	(2.7)
Total shareholders' equity	665,349	32.7	830,210	41.9	694,082	34.4	136,128	19.6
Total liabilities and shareholders' equity	2,036,162	100.0	1,979,128	100.0	2,019,648	100.0	(40,520)	(2.0)

(2) Interim Non-Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior interim accounting period From April 1, 2003 to September 30, 2003		This interim accounting period From April 1, 2004 to September 30, 2004		Change		Prior fiscal year From April 1, 2003 to March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	207,507	100.0	202,207	100.0	(5,300)	(2.6)	411,799	100.0
Interest on loans receivable	191,358		186,804		(4,553)	(2.4)	379,332	
Fees from credit card business	2,812		3,019		206	7.3	5,714	
Fees from installment sales finance business	7,335		5,221		(2,114)	(28.8)	13,799	
Fees on guaranteed loans receivables	1,929		3,168		1,239	64.2	4,503	
Other financial income	7		26		18	246.7	18	
Sales	50		18		(32)	(64.4)	735	
Other operating income	4,013		3,948		(64)	(1.6)	7,695	
II. Operating expenses	149,502	72.0	126,102	62.4	(23,400)	(15.7)	295,918	71.9
Financial expenses	13,138	6.3	11,364	5.6	(1,774)	(13.5)	26,115	6.4
Cost of Sales	50	0.0	17	0.0	(32)	(65.0)	731	0.2
Other operating expenses	136,314	65.7	114,721	56.8	(21,593)	(15.8)	269,072	65.3
Operating profit	58,004	28.0	76,104	37.6	18,100	31.2	115,880	28.1
III. Non-operating income	1,130	0.5	1,217	0.6	86	7.7	2,086	0.5
IV. Non-operating expenses	114	0.1	571	0.2	456	399.7	167	0.0
Income before extraordinary items	59,020	28.4	76,750	38.0	17,730	30.0	117,799	28.6
V. Extraordinary income	183	0.1	0	0.0	(183)	(99.8)	3,198	0.8
VI. Extraordinary Losses	725	0.3	1,087	0.6	361	49.8	7,861	1.9
Income before income taxes	58,478	28.2	75,663	37.4	17,185	29.4	113,136	27.5
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	27,890	12.0	20,400	15.1	(7,490)	23.1	54,160	11.6
Deferred income taxes	(3,075)		10,148		13,223		(6,671)	
Net income	33,663	16.2	45,115	22.3	11,451	34.0	65,648	15.9
Retained earnings carried forward from the previous period	25,871		26,228		356	1.4	25,871	
Retirement of treasury stock	3,771		—		(3,771)	—	3,771	
Interim dividends	—		—		—	—	5,742	
Unappropriated retained earnings	55,764		71,343		15,579	27.9	82,006	

(3) Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(A) Valuation and computation of assets

(a)Valuation and computation of marketable securities

Securities of subsidiaries and affiliates … Cost as determined by the moving average method

Securities held to maturity … Amortized cost method (straight line method)

Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

(b) Valuation and computation of the inventories

Merchandise … Cost on an individual specified cost basis

(c) Valuation and computation of derivative transactions

Option transaction … Market value

Swap transaction … Market value

(B) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust … Declining balance method

(b) Intangible fixed assets … Straight-line method

(c) Long-term prepaid expenses … Amortized in equal installments

(C) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on debt guarantees

In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim accounting period.

(c) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(d) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(D) Currency translation standards for foreign-currency-denominated assets or liabilities

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim accounting date, and differences in currency translation are added up as profit or loss.

(E) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(F) Accounting for hedging activities

(a) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged

Hedging instruments … Interest-rate swaps agreements and interest-rate caps

Items hedged … Loans with variable interest rates

(c) Hedging policy

The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.

As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(G) Other Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(a) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Customer fees ... Recognized by credit balance method.

Merchant fees ... Recognized as fees when treated.

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivables ... Recognized by credit-balance method

(b) Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(6) Changes in accounting policies

(Accounting standards relating to the impairment of fixed assets)

From this interim consolidated accounting period we have applied accounting standards relating to the impairment of fixed assets as defined in the "Written Opinion Concerning the Establishment of Accounting Standards Relating to the Impairment of Fixed Assets" (Business Accounting Council, August 9th, 2002) and "Application Guidelines for the Accounting Standards Relating to the Impairment of Fixed Assets" (Accounting Standards Board of Japan, October 31st, 2003). As a consequence, the figure we have reported for interim income before income taxes is 167 million yen lower than it would have been had we not applied these standards. In addition, and further to the provisions of the revised Rules Concerning Interim Consolidated Financial Statements, total impairment losses have been directly deducted from the carrying values of the assets concerned.

(7) Additional information

The promulgation on March 31st, 2003 of the "Law to Partially Revise Local Enterprise Taxes" (9th law of 2003) has resulted in the introduction, from the business year beginning April 1st, 2004, of a system whereby local enterprise taxes may also be levied on amounts other than the entity's net revenues or income, a system referred to as "Pro Forma Standard Taxation". This has led to the introduction of value-added taxes and taxes on capital, and from this interim consolidated accounting period we have charged these new taxes to "Other Operating Expenses" in accordance with the "Accounting Procedures for the Reporting of the Pro Forma Standard Taxation Components of Local Enterprise Taxes on the Income Statement" (12th Report on Practical Implementation, Accounting Standards Board of Japan, February 13th, 2004). As a consequence, the figure we have reported for other operating expenses is 470 million yen higher than it would have been, while the figures reported for operating profit, profit before extraordinary items, and interim income before income taxes are all 470 million yen lower.

(5) Notes to Interim Non-Consolidated Balance Sheets

Prior interim accounting period (As of September 30, 2003)	This interim accounting period (As of September 30, 2004)	Prior fiscal year (As of March 31, 2004)
1. Cumulative depreciation of tangible fixed assets 44,983 million yen Cumulative depreciation of buildings and structures in trust which are classified as "Investments and other assets" 24 million yen	1. Cumulative depreciation of tangible fixed assets 44,962 million yen	1. Cumulative depreciation of tangible fixed assets 46,313 million yen Cumulative depreciation of buildings and structures in trust which are classified as "Investments and other assets" 25 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Cash and time deposits 1,194 Loan receivables 587,909 <128,276> Tangible fixed assets 1,971 Total 591,075 <128,276> (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 171,579 <47,379> Long-term loans 407,142 <79,568> Total 579,721 <127,947> Figures in brackets represent amounts engaged in transfer of liabilities	2. Assets pledged as security (Millions of yen) (1) Pledged assets 523,644 Loan receivables <93,219> [34,016] Tangible fixed assets 1,912 Total 525,557 <93,219> [34,016] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 145,702 <34,207> 369,172 Long-term loans <57,891> [23,880] Total 515,874 <93,098> [23,880] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets '[ ]' represent amounts relating to securitization.	2. Assets pledged as security (Millions of yen) (1) Pledged assets 598,145 Loan receivables <118,852> [32,999] Tangible fixed assets 1,940 Total 600,086 <118,852> [32,999] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 153,979 <43,091> 436,207 Long-term loans <74,434> [23,880] Total 591,186 <118,525> [23,880] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets '[ ]' represent amounts relating to securitization.
3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 79,040 Allowance for loss on debt guarantees 989 Net 78,051 (2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) ACOM ESTATE CO., LTD. 1,245 JCK CREDIT CO., LTD. 24,318 IR Loan Servicing, Inc. 600 SIAM A&C CO., LTD. 16,463 CHAILEASE ACOM FINANCE CO., LTD. 789	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 121,305 Allowance for loss on debt guarantees 2,540 Net 118,765 (2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,032 ACOM ESTATE CO., LTD. 885 JCK CREDIT CO., LTD. 11,520 SIAM A&C CO., LTD. 23,010 CHAILEASE ACOM FINANCE CO., LTD. 981	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 100,971 Allowance for loss on debt guarantees 1,865 Net 99,106 (2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,445 ACOM ESTATE CO., LTD. 1,065 JCK CREDIT CO., LTD. 18,182 SIAM A&C CO., LTD. 15,223 CHAILEASE ACOM FINANCE CO., LTD. 864

Prior interim accounting period (As of September 30, 2003)	This interim accounting period (As of September 30, 2004)	Prior fiscal year (As of March 31, 2004)
4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 656,843 million yen at the end of the interim accounting period. This included a total of 419,782 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 730,728 million yen at the end of the interim accounting period. This included a total of 486,642 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 706,379 million yen at the end of the fiscal year. This included a total of 452,378 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the fiscal year. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 6,764 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 20,666 million yen. Under the policies stipulated in Japan's tax laws, 12,921 million yen of this amount would be classified as loans overdue by three months or more, 2,298 million yen as restructured loans and 5,447 million yen as loans no longer in arrears.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 5,793 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 22,857 million yen. Under the policies stipulated in Japan's tax laws, 12,895 million yen of this amount would be classified as loans overdue by three months or more, 3,939 million yen as restructured loans and 6,022 million yen as loans no longer in arrears.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 6,281 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 24,928 million yen. Under the policies stipulated in Japan's tax laws, 12,571 million yen of this amount would be classified as loans overdue by three months or more, 3,285 million yen as restructured loans and 9,071 million yen as loans no longer in arrears.

Prior interim accounting period (As of September 30, 2003)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,065) 9,065	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(10,975) 31,641	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(14,657) 1,736	Loans other than the above that are overdue by three months or more
Restructured loans	(23,647) 21,349	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(58,345) 63,793	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

54,993 million yen

Market value of marketable securities purchased at the end of the interim accounting period

54,991 million yen

7. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains designated commitment line contracts with 4 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	316,005
Amount of borrowing	23,880
Unused amount	292,125

There are no overdraft contracts.

8. —

9. Retirement of treasury stock

Shares	1,002,600
Purchased amount	3,771 million yen

This interim accounting period (As of September 30, 2003)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,051) 9,051	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(12,525) 35,383	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(14,988) 2,092	Loans other than the above that are overdue by three months or more
Restructured loans	(38,228) 34,288	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(74,793) 80,815	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

27,998 million yen

Market value of marketable securities purchased at the end of the interim accounting period

27,998 million yen

7. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with 1 financial institution and designated commitment line contracts with 2 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	233,770
Amount of borrowing	23,880
Unused amount	209,890

8. New shares issue

Issue form	Third party allocation
Number of new shares issued	14,000,000 common shares
Issue price	6,650yen per share
Amount included in capital	3,325 yen per share

9. —

Prior fiscal year (As of March 31, 2004)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,280) 9,280	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(11,703) 36,632	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(14,209) 1,638	Loans other than the above that are overdue by three months or more
Restructured loans	(35,489) 32,204	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(70,683) 79,754	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as Other current assets)

79,996 million yen

Market value of marketable securities purchased at the end of the fiscal year

79,792 million yen

7. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with 1 financial institution and designated commitment line contracts with 2 financial institutions. As of the end of the current fiscal year, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	276,967
Amount of borrowing	28,880
Unused amount	248,087

8. —

9. Retirement of treasury stock

Shares	1,002,600
Purchased amount	3,771 million yen

(5) Notes to Interim Non-Consolidated Statements of Income

Prior interim accounting period (From April 1, 2003 to September 30, 2003)	*This interim accounting period* (From April 1, 2004 to September 30, 2004)	*Prior fiscal year* (From April 1, 2003 to March 31, 2004)
1. Other principal financial income (Millions of yen) Interest on deposits 3 Interest on marketable securities 4	1. Other principal financial income (Millions of yen) Interest on deposits 2 Interest on marketable securities 7 Effect of currency exchange 16	1. Other principal financial income (Millions of yen) Interest on deposits 7 Interest on marketable securities 11
2. Principal financial expenses (Millions of yen) Interest paid 8,659 Interest on corporate bonds 2,852 Bond issue expenses 132	2. Principal financial expenses (Millions of yen) Interest paid 7,811 Interest on corporate bonds 2,523	2. Principal financial expenses (Millions of yen) Interest paid 17,469 Interest on corporate bonds 5,599 Bond issue expenses 198
3. Principal items of non-operating income (Millions of yen) Interest income 358 Interest on securities 34 Dividends received 200 Gains on sales of securities 67 Rent from corporate residence 232	3. Principal items of non-operating income (Millions of yen) Interest income 386 Interest on securities 37 Dividends received 258 Gains on sales of securities 15 Insurance payment received 26 Rent from corporate residence 242	3. Principal items of non-operating income (Millions of yen) Interest income 755 Interest on securities 70 Dividends received 311 Gains on sales of securities 67 Insurance payment received 25 Rent from corporate residence 471
4. Principle items of non-operating expenses (Millions of yen) Treasury stock acquisition expenses 42 Loss on investments in investing business association 24	4. Principle items of non-operating expenses (Millions of yen) Stock issue expenses 474 Loss on investments in investing business association 52	4. Principle items of non-operating expenses (Millions of yen) Treasury stock acquisition expenses 42 Loss on investments in investing business association 67
5.Principle items of extraordinary income (Millions of yen) Gains on sales of investment in marketable securities 168 Gain on maturity of investment trusts 15	5. Extraordinary income represents the gains on sales of fixed assets	5.Principle items of extraordinary income (Millions of yen) Gains on sales of fixed assets 379 Gain on maturity of investment trusts 15 Net gain on termination of a welfare pension plan 2,802
6. Principle items of extraordinary losses (Millions of yen) Loss on sales of fixed assets 6 Loss on disposal of fixed assets 268 Loss on revaluation of investments in securities 166 Loss on liquidation of investments in trusted real property 241	6. Principle items of extraordinary losses (Millions of yen) Loss on sales of fixed assets 18 Loss on disposal of fixed assets 494 Impairment loss 167 Loss on sales of investments in securities 38 Loss on revaluation of investments in securities 267 Loss on liquidation of investments in trusted real property 78	6. Principle items of extraordinary losses (Millions of yen) Loss on sales of fixed assets 292 Loss on disposal of fixed assets 676 Loss on sales of investments in securities 335 Loss on revaluation of investments in affiliates 6,026 Loss on revaluation of investments in trusted real property 241

Prior interim accounting period (From April 1, 2003 to September 30, 2003)	This interim accounting period (From April 1, 2004 to September 30, 2004)	Prior fiscal year (From April 1, 2003 to March 31, 2004)
7. —	7. Impairment loss The Company has reported impairment loss for this interim accounting period as below: (1) Assets recognized as having suffered impairment Location / Usage / Type Hokkaido Abuta-gun / Welfare/ Leisure Facilities / Land and buildings etc. Osaka City Nishiyodogawa-ku / Store / Buildings and Lease (2) Method of grouping assets The smallest units the Company has adopted for the grouping of fixed assets are as below: (a) For the loan business (part of our financial services business): regional business departments (b) For the installment sales finance business (part of our financial services business): business offices (c) For other financial businesses: department etc. For property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows. (3) Process through which impairment was recognized We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. (4) Calculation of recovery price Land 38 Tangible asset and others 75 Intangible asset 54 Total 167 (5) Calculation of recovery price The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.	7. —
8. Depreciation amount (Millions of yen) Tangible fixed assets 2,345 Intangible fixed assets 4	8. Depreciation amount (Millions of yen) Tangible fixed assets 2,250 Intangible fixed assets 4	8. Depreciation amount (Millions of yen) Tangible fixed assets 4,771 Intangible fixed assets 8

(6) Notes to Lease Transactions

Prior interim accounting period (From April 1, 2003 to September 30, 2003)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	197	108	89
Equipment and furniture	6,717	3,672	3,044
Total	6,915	3,781	3,134

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,592
More than 1 year	1,605
Total	3,197

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,010
Equivalent of depreciation	952
Equivalent of interest payable	47

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

This interim accounting period (From April 1, 2004 to September 30, 2004)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	173	90	82
Equipment and furniture	6,488	4,187	2,300
Total	6,661	4,278	2,383

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,288
More than 1 year	1,142
Total	2,431

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	909
Equivalent of depreciation	865
Equivalent of interest payable	34

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

Prior fiscal year (From April 1, 2003 to March 31, 2004)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	191	120	71
Equipment and furniture	7,041	3,935	3,106
Total	7,233	4,055	3,177

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,598
More than 1 year	1,636
Total	3,235

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,966
Equivalent of depreciation	1,860
Equivalent of interest payable	89

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

(8) Marketable Securities (Subsidiary and affiliate stock)

Prior interim accounting period (from April 1, 2003 to September 30, 2003)
There is no subsidiary and affiliate stock for which market prices are available.

This interim accounting period (from April 1, 2004 to September 30, 2004)
There is no subsidiary and affiliate stock for which market prices are available.

Prior fiscal year (from April 1, 2003 to March 31, 2004)
There is no subsidiary and affiliate stock for which market prices are available.

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment	Prior interim accounting period From April 1, 2003 to September 30, 2003 Amount	Composition ratio	This interim accounting period From April 1, 2004 to September 30, 2004 Amount	Composition ratio	Change Amount	Percentage	Prior fiscal year From April 1, 2003 to March 31, 2004 Amount	Composition ratio
			%		%		%		%
Finance Business	Interest on loans receivable	191,358	92.2	186,804	92.4	(4,553)	(2.4)	379,332	92.1
	Unsecured loans	187,116	90.2	182,987	90.5	(4,129)	(2.2)	370,985	90.1
	Consumers	187,063	90.2	182,960	90.5	(4,102)	(2.2)	370,894	90.1
	Commercials	53	0.0	26	0.0	(26)	(49.5)	90	0.0
	Secured loans	4,241	2.0	3,817	1.9	(424)	(10.0)	8,347	2.0
	Fees from	10,148	4.9	8,240	4.1	(1,907)	(18.8)	19,514	4.7
	Credit card business	2,812	1.4	3,019	1.5	206	7.3	5,714	1.4
	Installment sales financing	7,335	3.5	5,221	2.6	(2,114)	(28.8)	13,799	3.3
	Fees from credit guarantees	1,929	0.9	3,168	1.6	1,239	64.2	4,503	1.1
Other Business	Sales	50	0.0	18	0.0	(32)	(64.4)	735	0.2
Other Category	Other financial income	7	0.0	26	0.0	18	246.7	18	0.0
	Other operating income	4,013	2.0	3,948	1.9	(64)	(1.6)	7,695	1.9
	Collection of bad debts deducted	3,224	1.6	3,072	1.5	(151)	(4.7)	6,083	1.5
	Others	788	0.4	876	0.4	87	11.1	1,611	0.4
Total		207,507	100.0	202,207	100.0	(5,300)	(2.6)	411,799	100.0

Note: Operating income of "ACOM MasterCard®" is included in "Fees from credit card business."

(2) Other statistics

(a) Receivables outstanding at the end of accounting period

(Millions of yen)

Item	Prior interim accounting period (As of September 30, 2003)	This interim accounting period (As of September 30, 2004)	Prior fiscal year (As of March 31, 2004)	Amount of change (YTD)	
					%
Loans receivable outstanding	1,633,600	1,614,243	1,612,799	1,443	(0.1)
Unsecured loans	1,564,537	1,554,121	1,548,616	5,505	(0.4)
Consumers	1,564,092	1,553,851	1,548,274	5,577	(0.4)
Commercials	445	269	341	(71)	(21.1)
Secured loans	69,063	60,121	64,183	(4,061)	(6.3)
Credit card business	44,115	48,353	45,973	2,380	5.2
ACOM MasterCard®	44,087	48,336	45,941	2,394	5.2
Other	28	17	31	(13)	(42.9)
Installment sales finance business	137,182	89,279	113,934	(24,654)	(21.6)

(b) Number of customer accounts

(Millions of yen)

Item \ Term	Prior interim accounting period (As of September 30, 2003)	This interim accounting period (As of September 30, 2004)	Prior fiscal year (As of March 31, 2004)	Amount of change (YTD)	
Number of loan customer accounts	2,992,710	2,932,749	2,954,073	(21,324)	(0.7%)
Unsecured loans	2,978,301	2,919,642	2,940,345	(20,703)	(0.7%)
Consumers	2,977,794	2,919,333	2,939,945	(20,612)	(0.7%)
Commercials	507	309	400	(91)	(22.8%)
Secured loans	14,409	13,107	13,728	(621)	(4.5%)
Credit card business	976,072	1,190,334	1,064,699	125,635	11.8%
ACOM MasterCard®	975,865	1,190,132	1,064,492	125,640	11.8%
Other	207	202	207	(5)	(2.4%)
Installment sales finance business	436,798	332,357	387,261	(54,904)	(14.2%)

Note: 1. Loan business: The number of loan accounts with receivables outstanding
2. Installment business:
Credit card: Cardholder of ACOM MasterCard ®
3. Installment sales finance business: Number of contracts with receivables outstanding

(c) Number of outlets, MUJINKUN, and Cash Dispenser ("CD")/ATM

Item \ Term	Prior interim accounting period (As of September 30, 2003)		This interim accounting period (As of September 30, 2004)		Prior fiscal year (As of March 31, 2004)		Amount of change (YTD)	
Number of outlets		1,738		1,710		1,707	3	0.2%
Loan business outlets		1,730		1,702		1,699	3	0.2%
Staffed		410		328		381	(53)	(13.9%)
Unstaffed		1,320		1,374		1,318	56	4.2%
Installment sales finance business		8		8		8	—	—
Number of MUJINKUN outlets (machines)	<1,720>	1,719	<1,698>	1,697	<1,692>	1,691	6	0.4%
Number of CD/ATM		74,079		82,125		76,282	5,843	7.7%
Proprietary		2,039		1,844		1,961	(117)	(6.0%)
Open 365 days / year		2,033		1,840		1,957	(117)	(6.0%)
Open 24 hours / day		1,763		1,616		1,705	(89)	(5.2%)
Tie-up		72,040		80,281		74,321	5,960	8.0%
Others		8,328		8,509		8,424	85	1.0%

(d) Others

Item \ Term	Prior interim accounting period (As of September 30, 2003)	This interim accounting period (As of September 30, 2004)	Prior fiscal year (As of March 31, 2004)	Amount of change (YTD) [From September 30, 2003 to September 30, 2004]	
Number of employees	4,369	4,237	4,238	(1)	(0.0%)
Allowance for bad debts (millions of yen)	119,600	123,700	129,400	(5,700)	(4.4%)
Allowance for loss on guaranteed loans receivable (millions of yen)	989	2,540	1,865	675	36.2%
Bad debt write-offs (millions of yen)	[57,811]	[54,114]	[112,598]	[(3,696)]	[(6.4%)]

Note: The amount of "Allowance for bad debts" mentioned above is the sum of "Allowance for bad debts listed in current assets and "Allowance for bad debts" listed in fixed assets on Balance Sheet.

EXHIBIT3

November 1, 2004

Notice Concerning the Increase in Interim Dividends for the Fiscal Year Ending March 31, 2005

The Board of Directors of ACOM CO., LTD. has decided at its meeting on November 1, 2004 to increase an interim dividend per share as follows;

1. Reason for the increase in interim dividends

   With regard to dividend policy, it is ACOM's basic policy to continue to pay dividends on a consistent basis, taking into consideration the economic and financial situation, trends of the industry sector, and our own performance. Therefore, in order to respond our shareholders' support with the consideration of interim business results and full year forecasts of this fiscal year, we increase an interim dividend per share and adjust the forecasted dividends at the end of this fiscal year as below;

2. Interim cash dividends for FY 2004 (From April 1, 2004 to March 31, 2005)

	Previous forecast (As of April 28, 2004)	Adjustment	(Reference) Dividends in previous fiscal year (FY 2003)
Interim cash dividends per share	40.00	45.00	40.00
Cash dividends per share at the end of fiscal year	40.00	45.00	40.00
Annual cash dividends per share	80.00	90.00	80.00

EXHIBIT4

(Brief Description)

Supplemental Document to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Supplement to the Shelf Registration Statement dated November 12, 2004 relating to the Unsecured Straight Bonds-Thirty-ninth Series (with special covenant of rating *pari passu* solely with the other specified series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when ACOM CO., LTD. (the "Company") proposes to issue or distribute through a public offering in Japan any securities designated in the Shelf Registration Statement filed with the Director-General of the Kanto Local Finance Bureau on June 17, 2003 (the "2003 Shelf Registration Statement") which became effective as of June 25, 2003, including the Unsecured Straight Bonds-Thirty-ninth Series (with special covenant of rating *pari passu* solely with the other specified series of bonds), worth ¥10,000 million of the aggregate principal amount thereof in such offering.

The 2003 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Thirty-ninth Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the previously submitted Annual Report 2003 and the news release dated November 12, 2004 ("39th Issuance of Domestic Unsecured Straight Bonds") (Exhibit 5).

EXHIBIT5

November 12, 2004

39th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita) has reached a decision to make its 39th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans. Registration relating to the issuance was carried out on June 25, 2003.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 39th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	1.31% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value 100 yen
6. Redemption price:	Face value 100 yen
7. Application date:	November 12, 2004
8. Payment date:	November 26, 2004
9. Maturation date:	November 25, 2011
10. Application of funds procured:	Extending loans
11.Trustee:	Mitsubishi Securities Co., Ltd. Nikko Citigroup Limited.
12. Transfer agent:	The Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: A+ Rating and Investment Information, Inc.: A

EXHIBIT6

DATA BOOK

The Interim Period Ending March, 2005

ACOM CO., LTD.

November 2004
Code No. 8572

Contents

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of *rounding*.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the *amounts of adjusted per* share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts

:7. From the interim accounting period ended September 30, 2001, figures for financial expenses include bond issue expenses.

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1. Consolidated Subsidiaries and Equity-Method Affiliates

Name of company	Equity owned by ACOM	Summary of business
【Domestic】 Consolidated subsidiaries: 9 Equity-method affiliates: 1		
JCK CREDIT CO., LTD.	100%	Installment sales finance and unsecured loan business
IR Loan Servicing, Inc.	80%	Servicing
[Equity-Method Affiliate] Tokyo-Mitsubishi Cash One Ltd.	38.85%	Unsecured loan business
ACOM RENTAL CO., LTD.	100%	Comprehensive rental
JLA INCORPORATED	100%	Advertising agency, interior design and construction of service outlets.
AJAST Ltd.	25% (75%)	Insurance agency.
ACOM ESTATE CO., LTD.	100%	Management of real estates
ABS CO., LTD.	0% (100%)	Maintenance of buildings and other properties.
A B PARTNER CO., LTD.	100%	Clerical work and temporary personal services.
AVRS CO., LTD.	100%	–
【Overseas】 Consolidated Subsidiaries: 6 Equity-Method Affiliate: 1		
SIAM A&C CO., LTD.	49%	Hire purchase and unsecured loan business in Thailand.
[Equity-Method Affiliate] CHAILEASE ACOM FINANCE CO., LTD.	40%	Hire purchase business in Taiwan.
ACOM CAPITAL CO., LTD.	100%	–
ACOM FUNDING CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM PACIFIC, INC.	100%	Lease of health resorts in Guam (U.S.A.)
ACOM (U.S.A.) INC.	100%	–
ACOM INTERNATIONAL, INC.	100%	–

Notes: 1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
2. SIAM A&C CO., LTD. started unsecured loan business in July 2001.
3. Tokyo-Mitsubishi Cash One Ltd. started operation in March 4, 2002.
4. JUKI CREDIT CO., LTD. changed its company name to JCK CREDIT CO., LTD. on September 1, 2001.
5. ACOM FUNDING CO., LTD. was established on July 10, 2002.
6. AVRS CO., LTD., ACOM (U.S.A.) INC., ACOM INTERNATIONAL, INC. and ACOM CAPITAL CO., LTD. suspended their operation.
7. Acom Economic Research Institute, Inc. was merged into ACOM RENTAL CO., LTD. on April 1, 2004.
8. ACOM sold all of its holding shares of ASCOT CO., LTD. on April 19, 2004.

2. Income and Expenses (Consolidated)

(Millions of yen)

	2004/3	(ACOM)	yoy %	Consolidated /Unconsolidated ratio	2004/9	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	2005/3(E)	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio
Operating Income	434,968	(411,799)	-0.6	1.056	216,650	(202,207)	-2,225	-1.0	1.071	428,700	(398,700)	-6,181	-1.4	1.075
Operating Expenses	314,577	(295,918)	8.1	-	138,004	(126,102)	-20,545	-13.0	-	290,500	(265,700)	-24,017	-7.6	-
Financial Expenses	26,910	(26,115)	-11.9	-	11,753	(11,364)	-1,878	-13.8	-	23,100	(22,200)	-3,798	-14.1	-
Provision for Bad Debts	140,505	(135,474)	21.5	-	51,528	(49,109)	-21,205	-29.2	-	110,000	(104,200)	-30,460	-21.7	-
Operating Profit	120,391	(115,880)	-17.9	1.039	78,645	(76,104)	18,319	30.4	1.033	138,200	(133,000)	17,835	14.8	1.039
Non-operating Income	1,297	(2,086)	-6.0	-	821	(1,217)	88	12.1	-	1,200	(1,980)	-15	-1.2	-
Non-operating Expenses	2,915	(167)	-23.9	-	1,626	(571)	102	6.7	-	2,400	(580)	-459	-15.8	-
Income Before Extraordinary Items	118,773	(117,799)	-17.7	1.008	77,839	(76,750)	18,306	30.7	1.014	137,000	(134,400)	18,279	15.4	1.019
Extraordinary Income	3,331	(3,198)	-	-	1	(0)	-182	-99.5	-	1	(0)	-3,329	-100.0	-
Extraordinary Losses	1,771	(7,861)	-82.0	-	1,362	(1,087)	665	95.4	-	2,701	(2,400)	940	53.1	-
Income Before Income Taxes	120,332	(113,136)	-10.5	-	76,478	(75,663)	17,457	29.6	-	134,300	(132,000)	14,009	11.6	-
Net Income	70,319	(65,648)	-6.4	1.071	44,606	(45,115)	11,688	35.5	0.989	78,300	(78,700)	8,013	11.4	0.995

3. Operating Income by Segment (Consolidated)

(Millions of yen)

	2003/3	(ACOM)	yoy %	2004/3	(ACOM)	yoy %	2004/9	(ACOM)	yoy	%	2005/3(E)	(ACOM)	yoy %
Operating Income	437,572	(419,258)	5.5	434,968	(411,799)	-0.6	216,650	(202,207)	-2,225	-1.0	428,700	(398,700)	-1.4
Loan Business	398,057	(395,829)	4.6	391,259	(386,219)	-1.7	193,749	(190,253)	-3,737	-1.9	384,200	(376,200)	-1.8
Credit Card Business	5,096	(5,011)	35.1	5,876	(5,782)	15.3	3,123	(3,077)	232	8.1	6,000	(5,870)	1.3
Installment Sales Finance Business	25,725	(16,362)	9.0	22,738	(14,002)	-11.6	8,877	(5,341)	-3,267	-26.9	15,900	(9,200)	-29.9
Guarantee Business	1,866	(1,866)	483.8	5,037	(5,037)	169.8	3,511	(3,511)	1,344	62.0	7,400	(7,400)	47.2
Loan Servicing Business	925	(-)	383.9	2,786	(-)	201.2	4,033	(-)	3,057	313.3	7,700	(-)	178.5
Collection of purchased receivables	436	(-)	192.1	2,088	(-)	377.9	3,699	(-)	3,016	441.7	-	(-)	-
Rental Business	3,629	(-)	-5.8	3,527	(-)	-2.8	1,717	(-)	29	1.8	4,000	(-)	13.0
Others	2,271	(188)	-13.8	3,742	(757)	64.8	1,638	(23)	115	7.6	3,500	(30)	-6.7

3-2. Composition Ratio of Operating Income by Segment (Consolidated)

(%)

	2001/3	(ACOM)	2002/3	(ACOM)	2003/3	(ACOM)	2004/3	(ACOM)	2004/9	(ACOM)	2005/3(E)	(ACOM)
Operating Income	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)
Loan Business	92.7	(95.0)	91.7	(94.9)	91.0	(94.4)	90.0	(93.8)	89.4	(94.1)	89.6	(94.3)
Credit Card Business	0.6	(0.6)	0.9	(0.9)	1.2	(1.2)	1.3	(1.4)	1.5	(1.5)	1.4	(1.5)
Installment Sales Finance Business	4.7	(3.9)	5.7	(4.1)	5.9	(3.9)	5.2	(3.4)	4.1	(2.7)	3.7	(2.3)
Guarantee Business	-	(-)	0.1	(0.1)	0.4	(0.5)	1.2	(1.2)	1.6	(1.7)	1.8	(1.9)
Loan Servicing Business	-	(-)	-	(-)	0.2	(-)	0.6	(-)	1.9	(-)	1.8	(-)
Rental Business	1.5	(0.5)	0.9	(0.0)	0.8	(-)	0.8	(-)	0.8	(-)	0.9	(-)
Others	0.5	(0.0)	0.7	(0.0)	0.5	(0.0)	0.9	(0.2)	0.7	(0.0)	0.8	(0.0)

4. Receivables Outstanding by Segment (Consolidated)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,720,616	16.4	1,888,413	9.8	1,941,244	2.8	1,857,536	-4.3	1,830,314	-74,431	-3.9	1,808,600	-2.6
Loans Business	1,497,045	11.1	1,618,660	8.1	1,660,256	2.6	1,623,154	-2.2	1,628,157	-14,331	-0.9	1,625,200	0.1
ACOM CO., LTD.	1,496,237	11.0	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4	1,614,243	-19,357	-1.2	1,607,500	-0.3
JCK CREDIT CO., LTD.	808	-	327	-59.5	153	-53.1	66	-56.8	49	-57	-53.8	40	-41.7
SIAM A&C CO., LTD.	-	-	1,495	-	7,212	382.3	10,289	42.7	13,864	5,084	57.9	17,660	72.0
Credit Card Business	19,735	210.3	32,102	62.7	41,850	30.4	46,731	11.7	48,973	4,110	9.2	49,600	6.2
ACOM MasterCard	19,157	210.6	31,388	63.8	41,114	31.0	45,941	11.7	48,336	4,248	9.6	49,100	6.9
JCK CREDIT CO., LTD.	405	-	624	54.1	684	9.6	758	10.8	619	-127	-17.1	500	-33.2
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-	-	-	-
Installment Sales Finance Business	203,834	63.6	237,502	16.5	237,948	0.2	181,567	-23.7	145,927	-68,811	-32.0	122,400	-32.6
ACOM CO., LTD.	150,581	23.5	161,247	7.1	153,203	-5.0	113,934	-25.6	89,279	-47,902	-34.9	74,800	-34.3
JCK CREDIT CO., LTD.	49,112	-	69,996	42.5	77,338	10.5	59,785	-22.7	45,596	-23,865	-34.4	33,900	-43.3
SIAM A&C CO., LTD.	4,140	56.1	6,258	51.1	7,406	18.3	7,847	6.0	11,051	2,956	36.5	13,700	73.1
Loan Servicing Business	-	-	147	-	1,189	706.5	6,082	411.1	7,256	4,600	173.3	11,400	87.1

5. Number of Customer Accounts by Segment (Consolidated)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	2,898,760	8.6	3,058,274	5.5	3,161,304	3.4	3,161,894	0.0	3,214,903	59,450	1.9	3,203,600	1.3
ACOM CO., LTD.	2,893,789	8.4	3,035,706	4.9	3,032,330	-0.1	2,954,073	-2.6	2,932,749	-59,961	-2.0	2,925,500	-1.0
JCK CREDIT CO., LTD.	4,971	-	2,719	-45.3	1,122	-58.7	422	-62.4	246	-578	-70.1	100	-76.3
SIAM A&C CO., LTD.	-	-	19,849	-	127,852	544.1	207,399	62.2	281,908	119,989	74.1	278,000	34.0
Credit Card Business	781,590	93.0	1,016,544	30.1	1,021,131	0.5	1,071,681	5.0	1,196,546	214,043	21.8	1,207,200	12.6
ACOM MasterCard	752,509	97.8	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	1,190,132	214,267	22.0	1,202,000	12.9
JCK CREDIT CO., LTD.	3,238	-	4,952	52.9	6,004	21.2	6,982	16.3	6,212	-219	-3.4	5,000	-28.4
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-	-	-	-
Installment Sales Finance	768,882	85.2	905,725	17.8	991,162	9.4	886,110	-10.6	863,342	-96,868	-10.1	911,600	2.9
ACOM CO., LTD.	446,217	24.5	486,532	9.0	479,182	-1.5	387,261	-19.2	332,357	-104,441	-23.9	296,100	-23.5
JCK CREDIT CO., LTD.	212,068	-	246,786	16.4	263,202	6.7	222,424	-15.5	183,190	-61,608	-25.2	133,200	-40.1
SIAM A&C CO., LTD.	110,597	95.2	172,407	55.9	248,778	44.3	276,425	11.1	347,795	69,181	24.8	482,300	74.5
Loan Servicing Business	-	-	1,468	-	10,540	618.0	31,851	202.2	49,097	34,246	230.6	-	-

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.Loan Servicing Business: Number of accounts for purchased loans.

6. Income and Expenses (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		**2004/9**			**2005/3(E)**	
		yoy %		yoy %		yoy %		yoy %		**yoy**	**%**		**yoy %**
Operating Income	366,712	7.3	400,818	9.3	419,258	4.6	411,799	-1.8	**202,207**	**-5,300**	**-2.6**	**398,700**	**-3.2**
Interest on Loans Receivable	341,456	7.9	373,235	9.3	388,483	4.1	379,332	-2.4	**186,804**	**-4,553**	**-2.4**	**369,400**	**-2.6**
Operating Expenses	208,205	5.5	231,857	11.4	276,677	19.3	295,918	7.0	**126,102**	**-23,400**	**-15.7**	**265,700**	**-10.2**
Financial Expenses	28,933	-1.1	28,622	-1.1	29,585	3.4	26,115	-11.7	**11,364**	**-1,774**	**-13.5**	**22,200**	**-15.0**
Provision for Bad Debts	51,654	8.8	69,997	35.5	112,108	60.2	135,474	20.8	**49,109**	**-21,101**	**-30.1**	**104,200**	**-23.1**
Other Operating Expenses	127,535	5.9	133,237	4.5	134,878	1.2	133,597	-0.9	**65,611**	**-491**	**-0.7**	**139,283**	**4.3**
Operating Profit	158,507	9.8	168,961	6.6	142,581	-15.6	115,880	-18.7	**76,104**	**18,100**	**31.2**	**133,000**	**14.8**
Non-operating Income	1,670	26.6	2,126	27.3	2,118	-0.4	2,086	-1.5	**1,217**	**86**	**7.7**	**1,980**	**-6.8**
Non-operating Expenses	1,115	-62.3	407	-63.5	197	-51.6	167	-15.0	**571**	**456**	**399.7**	**580**	**242.1**
Income Before Extraordinary Items	159,062	11.4	170,680	7.3	144,502	-15.3	117,799	-18.5	**76,750**	**17,730**	**30.0**	**134,400**	**14.1**
Extraordinary Income	1,561	137.8	1	-99.9	5	202.6	3,198	-	**0**	**-183**	**-99.8**	**0**	**-100.0**
Extraordinary Losses	7,708	142.6	6,914	-10.3	9,925	43.5	7,861	-20.8	**1,087**	**361**	**49.8**	**2,400**	**-70.1**
Loss on Sales of Fixed Assets	3,854	84.8	5,579	44.8	5,914	6.0	292	-95.0	**18**	**11**	**180.1**	**500**	**75.9**
Loss on Revaluation of Investments in Securities	1,340	-	411	-69.3	2,706	557.7	335	-87.6	**267**	**100**	**60.6**	**-**	**-**
Income Before Income Taxes	152,915	9.1	163,767	7.1	134,582	-17.8	113,136	-15.9	**75,663**	**17,185**	**29.4**	**132,000**	**16.7**
Income Taxes, current	74,950	8.6	79,360	5.9	68,070	-14.2	54,160	-20.4	**20,400**	**-7,490**	**-26.9**	**45,900**	**-15.3**
Enterprise Taxes	14,350	8.5	16,960	18.2	14,570	-14.1	11,760	-19.3	**3,500**	**-2,590**	**-42.5**	**-**	**-**
Income Taxes, deferred	-2,791	-2.2	-10,370	271.4	-10,977	5.9	-6,671	-39.2	**10,148**	**13,223**	**-430.0**	**7,400**	**-211.4**
Net Income	80,757	9.1	94,777	17.4	77,489	-18.2	65,648	-15.3	**45,115**	**11,451**	**34.0**	**78,700**	**19.9**

7. Operating Income by Category (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	366,712	7.3	400,818	9.3	419,258	4.6	411,799	-1.8	202,207	-5,300	-2.6	398,700	-3.2
Interest on Loans Receivable	341,456	7.9	373,235	9.3	388,483	4.1	379,332	-2.4	186,804	-4,553	-2.4	369,400	-2.6
Unsecured Loans	333,349	8.2	365,091	9.5	380,090	4.1	370,985	-2.4	182,987	-4,129	-2.2	361,900	-2.5
Consumers	332,936	8.2	364,814	9.6	379,923	4.1	370,894	-2.4	182,960	-4,102	-2.2	361,860	-2.4
Commercials	413	-18.7	277	-32.9	167	-39.7	90	-45.7	26	-26	-49.5	40	-52.6
Secured Loans	8,106	-2.2	8,143	0.5	8,393	3.1	8,347	-0.5	3,817	-424	-10.0	7,500	-9.3
Fees from Credit Card Business	2,323	414.8	3,692	58.9	4,986	35.0	5,714	14.6	3,019	206	7.3	5,800	0.6
ACOM MasterCard	2,298	436.1	3,676	59.9	4,952	34.7	5,647	14.0	3,017	233	8.4	5,800	1.8
Fees from Installment Sales Financing	14,287	28.3	16,278	13.9	16,166	-0.7	13,799	-14.6	5,221	-2,114	-28.8	9,000	-34.7
Fees from Credit Guarantees	-	-	319	-	1,866	483.8	5,035	169.7	3,498	1,333	61.5	7,400	46.2
Rental Income	1,591	-75.1	-	-	-	-	-	-	-	-	-	-	-
Audio-Visual Software	1,591	-47.1	-	-	-	-	-	-	-	-	-	-	-
Hardware	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-
Sales	103	-67.7	-	-	105	-	735	600.0	18	-32	-64.4	18	-97.6
Others	6,950	-0.3	7,292	4.9	7,651	4.9	7,181	-6.1	3,645	-139	-3.7	7,082	-1.1
Collection of Bad Debts Deducted	6,508	6.1	6,938	6.6	6,430	-7.3	6,083	-5.4	3,072	-151	-4.7	6,000	-0.4

7-2. Composition Ratio of Operating Income by Category (ACOM)

(%)

	2001/3	2002/3	2003/3	2004/3	2004/9	2005/3(E)
Operating Income	100.0	100.0	100.0	100.0	100.0	100.0
Interest on Loans Receivable	93.1	93.1	92.7	92.1	92.4	92.6
Fees from Credit Card Business	0.6	0.9	1.2	1.4	1.5	1.4
Fees from Installment Sales Financing	3.9	4.1	3.9	3.4	2.6	2.3
Fees from Credit Guarantees	-	0.1	0.4	1.2	1.7	1.9
Rental Income	0.5	-	-	-	-	-
Sales	0.0	-	0.0	0.2	0.0	0.0
Others	1.9	1.8	1.8	1.7	1.8	1.8

8. Operating Expenses (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Expenses	208,205	5.5	231,857	11.4	276,677	19.3	295,918	7.0	126,102	-23,400	-15.7	265,700	-10.2
Financial Expenses	28,933	-1.1	28,622	-1.1	29,585	3.4	26,115	-11.7	11,364	-1,774	-13.5	22,200	-15.0
Cost of Sales	81	-67.1	-	-	104	-	731	596.7	17	-32	-65.0	17	-97.6
Provision for Bad Debts	51,654	8.8	69,997	35.5	112,108	60.2	135,474	20.8	49,109	-21,101	-30.1	104,200	-23.1
Bad Debt Write-offs	44,392	18.5	54,251	22.2	81,608	50.4	112,598	38.0	54,114	-3,696	-6.4	108,700	-3.5
Additional Allowance for Bad Debts	7,261	-27.4	15,733	116.7	30,039	90.9	21,485	-28.5	-5,679	-17,565	-147.8	-5,700	-126.5
Additional Allowance for Loss on Debt Guarantees	-	-	12	-	461	-	1,391	201.7	675	160	31.1	1,200	-13.7
Other Operating Expenses	127,535	5.9	133,237	4.5	134,878	1.2	133,597	-0.9	65,611	-491	-0.7	139,283	4.3
Personnel Costs	34,125	-3.1	35,782	4.9	36,869	3.0	37,235	1.0	17,609	-1,476	-7.7	35,500	-4.7
Advertising and Promotional Expenses	20,216	28.8	19,304	-4.5	15,853	-17.9	13,989	-11.8	7,584	1,246	19.7	15,600	11.5
Administrative Expenses	15,242	-3.3	15,487	1.6	15,851	2.4	15,191	-4.2	7,187	-394	-5.2	15,300	0.7
Expenses for Computer Operation and Development	20,070	7.8	23,336	16.3	23,311	-0.1	21,296	-8.6	9,634	-81	-0.8	21,800	2.4
Fees	9,761	2.6	11,241	15.2	12,119	7.8	13,635	12.5	7,905	1,369	20.9	15,900	16.4
Insurance Expenses	6,578	13.9	6,247	-5.0	8,782	40.6	9,347	6.4	4,647	32	0.7	9,100	-2.9
Depreciation Expenses	4,211	-11.2	3,829	-9.1	3,428	-10.5	2,950	-14.0	1,242	-212	-14.6	2,700	-9.3
Taxes and Other Public Charges	6,568	14.5	6,851	4.3	6,625	-3.3	6,161	-7.0	3,212	18	0.6	6,400	4.8
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	-	-	-	-	470	470	-	1,000	-
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	-	1,500	-
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	10,759	14.7	11,156	3.7	12,036	7.9	13,788	14.6	6,117	-1,463	-19.3	14,483	5.2

8-2. Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		2004/9		2005/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Operating Expenses	56.8	-1.0	57.8	1.0	66.0	8.2	71.9	5.9	62.4	-9.6	66.6	-5.3
Financial Expenses	7.9	-0.7	7.1	-0.8	7.1	0.0	6.3	-0.8	5.6	-0.7	5.6	-0.7
Cost of Sales	0.0	-0.1	-	-	0.0	0.0	0.2	0.2	0.0	0.0	0.0	-0.2
Provision for Bad Debts	14.1	0.2	17.5	3.4	26.7	9.2	32.9	6.2	24.3	-9.5	26.1	-6.8
Bad Debt Write-offs	12.1	1.1	13.6	1.5	19.5	5.9	27.4	7.9	26.8	-1.1	27.2	-0.2
Additional Allowance for Bad Debts	2.0	-0.9	3.9	1.9	7.1	3.2	5.2	-1.9	-2.8	-8.5	-1.4	-6.6
Additional Allowance for Loss on Debt Guarantees	-	-	0.0	0.0	0.1	0.1	0.3	0.2	0.3	0.1	0.3	0.0
Other Operating Expenses	34.8	-0.4	33.2	-1.6	32.2	-1.0	32.5	0.3	32.4	0.5	34.9	2.4
Personnel Costs	9.3	-1.0	8.9	-0.4	8.8	-0.1	9.0	0.2	8.7	-0.5	8.9	-0.1
Advertising and Promotional Expenses	5.5	0.9	4.8	-0.7	3.8	-1.0	3.4	-0.4	3.8	0.7	3.9	0.5
Administrative Expenses	4.2	-0.4	3.9	-0.3	3.8	-0.1	3.7	-0.1	3.6	-0.1	3.8	0.1
Expenses for Computer Operation and Development	5.5	0.1	5.8	0.3	5.5	-0.3	5.2	-0.3	4.8	0.1	5.5	0.3
Fees	2.7	-0.1	2.8	0.1	2.9	0.1	3.3	0.4	3.9	0.8	4.0	0.7
Insurance Expenses	1.8	0.1	1.6	-0.2	2.1	0.5	2.3	0.2	2.3	0.1	2.3	0.0
Depreciation Expenses	1.1	-0.3	0.9	-0.2	0.8	-0.1	0.7	-0.1	0.6	-0.1	0.7	0.0
Taxes and Other Public Charges	1.8	0.1	1.7	-0.1	1.6	-0.1	1.5	-0.1	1.6	0.1	1.6	0.1
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	-	-	-	-	0.2	0.2	0.2	0.2
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	0.4	0.4
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Others	2.9	0.2	2.8	-0.1	2.9	0.1	3.4	0.5	3.0	-0.7	3.6	0.2

Note: Ratio of operating expenses to operating income = Operating expenses/Operating income

9. Receivables Outstanding (ACOM)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,666,149	12.9	1,809,564	8.6	1,847,259	2.1	1,772,706	-4.0	**1,751,876**	**-63,022**	**-3.5**	**1,731,400**	**-2.3**
Loans Business	1,496,237	11.0	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4	**1,614,243**	**-19,357**	**-1.2**	**1,607,500**	**-0.3**
Unsecured Loans	1,428,196	12.1	1,548,894	8.5	1,582,751	2.2	1,548,616	-2.2	**1,554,121**	**-10,416**	**-0.7**	**1,542,700**	**-0.4**
Consumers	1,426,696	12.2	1,547,850	8.5	1,582,125	2.2	1,548,274	-2.1	**1,553,851**	**-10,240**	**-0.7**	**1,542,500**	**-0.4**
Commercials	1,499	-26.3	1,043	-30.4	625	-40.1	341	-45.4	**269**	**-175**	**-39.4**	**200**	**-44.3**
Secured Loans	68,041	-7.9	67,942	-0.1	70,139	3.2	64,183	-8.5	**60,121**	**-8,941**	**-12.9**	**64,800**	**1.0**
Real Estate Card Loan	49,663	9.3	53,509	7.7	56,852	6.2	52,781	-7.2	**49,787**	**-6,575**	**-11.7**	**-**	**-**
Credit Card Business	19,330	204.0	31,478	62.8	41,166	30.8	45,973	11.7	**48,353**	**4,238**	**9.6**	**49,100**	**6.8**
ACOM MasterCard	19,157	210.6	31,388	63.8	41,114	31.0	45,941	11.7	**48,336**	**4,248**	**9.6**	**49,100**	**6.9**
Installment Sales Finance Business	150,581	23.5	161,247	7.1	153,203	-5.0	113,934	-25.6	**89,279**	**-47,902**	**-34.9**	**74,800**	**-34.3**
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	496 (513)	3.5 (7.1)	512 (541)	3.2 (5.5)	524	2.3	527	0.6	**532**	**7**	**1.3**	**530**	**0.6**
Guaranteed loans receivable	-	-	9,539	-	57,926	-	100,971	74.3	**121,305**	**42,264**	**53.5**	**153,000**	**51.5**

Note: The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

10. Number of Customer Accounts (ACOM)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	2,893,789 (2,796,743)	8.4 (4.8)	3,035,706 (2,873,888)	4.9 (2.8)	3,032,330	-0.1	2,954,073	-2.6	**2,932,749**	**-59,961**	**-2.0**	**2,925,500**	**-1.0**
Unsecured Loans	2,880,304 (2,783,290)	8.5 (4.8)	3,021,780 (2,860,021)	4.9 (2.8)	3,017,837	-0.1	2,940,345	-2.6	**2,919,642**	**-58,659**	**-2.0**	**2,911,500**	**-1.0**
Consumers	2,879,293 (2,782,279)	8.5 (4.8)	3,020,908 (2,859,149)	4.9 (2.8)	3,017,176	-0.1	2,939,945	-2.6	**2,919,333**	**-58,461**	**-2.0**	**2,911,300**	**-1.0**
Commercials	1,011	-12.2	872	-13.7	661	-24.2	400	-39.5	**309**	**-198**	**-39.1**	**200**	**-50.0**
Secured Loans	13,485	2.1	13,926	3.3	14,493	4.1	13,728	-5.3	**13,107**	**-1,302**	**-9.0**	**14,000**	**2.0**
Credit Card Business	778,352	92.2	1,011,592	30.0	1,015,127	0.3	1,064,699	4.9	**1,190,334**	**214,262**	**22.0**	**1,202,200**	**12.9**
ACOM MasterCard	752,509	97.8	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	**1,190,132**	**214,267**	**22.0**	**1,202,000**	**12.9**
Installment Sales Finance	446,217	24.5	486,532	9.0	479,182	-1.5	387,261	-19.2	**332,357**	**-104,441**	**-23.9**	**296,100**	**-23.5**

Notes :1.Loan Business: Number of customer accounts with outstanding balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.The figures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

11. Number of New Loan Customers (ACOM)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of New Loan Customers	443,100	3.6	443,538	0.1	408,146	-8.0	359,311	-12.0	176,088	-10,984	-5.9	361,000	0.5
Unsecured Loans	442,110	3.4	442,184	0.0	406,693	-8.0	358,570	-11.8	175,856	-10,665	-5.7	360,000	0.4
Consumers	442,092	3.5	442,165	0.0	406,685	-8.0	358,570	-11.8	175,856	-10,665	-5.7	360,000	0.4
Commercials	18	-18.2	19	5.6	8	-57.9	0	-100.0	0	-	-	0	-
Secured Loans	990	90.8	1,354	36.8	1,453	7.3	741	-49.0	232	-319	-57.9	1,000	35.0

12. Number of Loan Business Outlets (ACOM)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Loan Business Outlets	1,741	106	1,761	20	1,716	-45	1,699	-17	1,702	-28	-1.6	1,751	52
Staffed	521	9	521	0	468	-53	381	-87	328	-82	-20.0	328	-53
Unstaffed	1,220	97	1,240	20	1,248	8	1,318	70	1,374	54	4.1	1,423	105

13. MUJINKUN (ACOM)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of MUJINKUN Outlets	1,733	110	1,749	16	1,705	-44	1,691	-14	1,697	-22	-1.3	1,746	55
Number of MUJINKUN Machines	1,735	110	1,751	16	1,706	-45	1,692	-14	1,698	-22	-1.3	1,747	55

14. Cash Dispensers and ATMs (ACOM)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Cash Dispensers and ATMs	30,819	12,341	49,777	18,958	69,215	19,438	76,282	7,067	82,125	8,046	10.9	-	-
Proprietary	2,053	109	2,068	15	2,026	-42	1,961	-65	1,844	-195	-9.6	1,893	-68
Open 365 Days/Year	2,046	109	2,059	13	2,020	-39	1,957	-63	1,840	-193	-9.5	-	-
Open 24 Hours/Day	1,755	122	1,773	18	1,749	-24	1,705	-44	1,616	-147	-8.3	-	-
Tie-up	28,766	12,232	47,709	18,943	67,189	19,480	74,321	7,132	80,281	8,241	11.4	-	-
Others	7,611	7,611	7,611	0	7,621	10	8,424	803	8,509	181	2.2	-	-

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

15. Employees (ACOM)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Employees	4,321	7	4,366	45	4,405	39	4,238	-167	4,237	-132	-3.0	4,238	0
Head Office	653	-5	756	103	869	113	932	63	920	89	10.7	937	5
Credit Supervision related	219	35	241	22	302	61	345	43	322	53	19.7	339	-6
Financial Service Business Division	3,668	116	3,610	-58	3,536	-74	3,306	-230	3,317	-221	-6.2	3,301	-5
Contact Center	-	-	335	335	1,059	724	943	-116	943	-42	-4.3	-	-
Credit Card/ Installment Business Dept.	216	16	231	15	228	-3	346	118	354	37	11.7	316	-30
Guarantee Business Dept.	-	-	-	-	-	-	-	-	44	-	-	58	58

Note1: The number of employees as of March 2002 is adjusted based on new organization as of April 2002.
Note2: The number of employees as of March 2003 is adjusted according to organizational change in June 2003.

16. Average Loan yield (ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		2004/9		2005/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Average yield	24.08	-0.78	23.80	-0.28	23.47	-0.33	23.23	-0.24	23.13	-0.18	22.92	-0.31
Unsecured Loans	24.75	-0.95	24.32	-0.43	23.96	-0.36	23.72	-0.24	23.57	-0.24	23.35	-0.37
Consumers	24.76	-0.94	24.32	-0.44	23.96	-0.36	23.72	-0.24	23.57	-0.24	23.36	-0.36
Commercials	22.88	-1.20	21.59	-1.29	20.04	-1.55	18.96	-1.08	17.31	-1.79	16.19	-2.77
Secured Loans	11.33	0.13	12.13	0.80	12.15	0.02	12.16	0.01	12.22	0.08	12.18	0.02

Note: Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

17. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (ACOM)

(Millions of yen)

Effective Annual Interest Rate	2001/3				2002/3				2003/3				2004/3				2004/9				2005/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Loans Receivable Outstanding	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,919,333	100.0	1,553,851	100.0	-	-	1,542,500	100.0
28.470% and Higher	222,747	7.7	82,965	5.8	167,997	5.6	62,372	4.0	129,643	4.3	49,475	3.1	100,931	3.4	39,701	2.5	88,251	3.0	35,267	2.3	-	-	32,700	2.1
27.375%	1,541,140	53.5	554,181	38.8	1,665,353	55.1	597,408	38.6	1,747,741	57.9	639,356	40.4	1,759,830	59.9	642,084	41.5	1,769,884	60.6	653,391	42.0	-	-	643,500	41.7
25.000% - 26.500%	641,763	22.3	332,986	23.3	644,128	21.3	349,436	22.6	595,372	19.7	345,529	21.9	545,094	18.5	338,972	21.9	535,642	18.3	345,824	22.3	-	-	335,600	21.8
20.000% - 24.820%	330,606	11.4	282,329	19.9	376,548	12.5	332,221	21.5	360,906	12.0	332,760	21.0	321,498	10.9	312,491	20.2	305,928	10.5	306,403	19.7	-	-	309,300	20.0
18.250% - 19.000%	37,623	1.3	71,366	5.0	49,736	1.7	93,180	6.0	51,353	1.7	96,294	6.1	46,184	1.6	87,939	5.7	43,944	1.5	83,817	5.4	-	-	87,200	5.7
15.000% - 18.000%	52,370	1.9	90,123	6.3	58,501	1.9	98,799	6.4	57,918	1.9	99,223	6.3	52,657	1.8	92,256	6.0	51,511	1.8	90,512	5.8	-	-	91,300	5.9
Less than 15.000%	53,044	1.9	12,744	0.9	58,645	1.9	14,431	0.9	74,243	2.5	19,485	1.2	113,751	3.9	34,827	2.2	124,173	4.3	38,635	2.5	-	-	42,900	2.8

18. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

Classified Receival Outstanding (Thousands of yen)	2001/3				2002/3				2003/3				2004/3				2004/9				2005/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
≦100	372,972	13.0	19,576	1.4	438,426	14.5	20,039	1.3	446,625	14.8	20,603	1.3	440,892	15.0	20,278	1.3	433,535	14.9	19,956	1.3	-	-	19,800	1.3
100< ≦300	570,692	19.8	129,995	9.1	558,095	18.5	127,094	8.2	550,290	18.2	125,037	7.9	557,345	18.9	124,248	8.0	535,625	18.3	119,178	7.7	-	-	118,300	7.7
300< ≦500	1,385,383	48.1	637,882	44.7	1,396,722	46.2	643,286	41.6	1,367,116	45.4	631,290	39.9	1,298,519	44.2	599,785	38.7	1,306,240	44.7	604,453	38.9	-	-	600,100	38.9
500< ≦1,000	386,856	13.4	338,669	23.7	387,674	12.9	333,173	21.5	380,548	12.6	326,476	20.6	359,923	12.3	307,933	20.0	353,103	12.1	301,735	19.4	-	-	299,500	19.4
1,000<	163,390	5.7	300,571	21.1	239,991	7.9	424,257	27.4	272,597	9.0	478,716	30.3	283,266	9.6	496,029	32.0	290,830	10.0	508,528	32.7	-	-	504,800	32.7
Total	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,919,333	100.0	1,553,851	100.0	-	-	1,542,500	100.0

19. Number of New Customers by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen, %)

Annual Income (Millions of yen)	2001/3			2002/3			2003/3			2004/3			2004/9		
	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount
≦2	89,006	20.1	134	101,134	22.9	133	96,455	23.7	136	86,242	24.1	123	**43,255**	**24.6**	**131**
2< ≦5	281,654	63.7	160	276,288	62.5	158	255,555	62.9	161	227,416	63.4	151	**111,069**	**63.2**	**156**
5< ≦7	46,232	10.5	211	42,720	9.6	204	36,465	8.9	204	30,252	8.4	193	**14,515**	**8.2**	**199**
7< ≦10	20,531	4.7	237	18,054	4.1	227	15,014	3.7	225	12,214	3.4	217	**5,923**	**3.4**	**226**
10<	4,669	1.0	255	3,969	0.9	246	3,196	0.8	239	2,446	0.7	229	**1,094**	**0.6**	**237**
Total	442,092	100.0	165	442,165	100.0	161	406,685	100.0	162	358,570	100.0	151	**175,856**	**100.0**	**156**

20. Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		2004/9	
	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)
Under 29	27.2	22.1	26.3	22.9	25.3	21.8	24.2	21.6	**23.6**	**21.7**
Age 30 - 39	27.4	26.8	28.1	27.3	28.7	28.0	29.3	28.5	**29.6**	**28.9**
Age 40 - 49	21.2	22.4	20.7	21.7	20.5	21.7	20.5	21.5	**20.5**	**21.1**
Age 50 - 59	17.4	19.8	17.7	19.6	17.9	19.7	18.0	19.3	**18.1**	**19.1**
Over 60	6.8	8.9	7.2	8.5	7.6	8.8	8.0	9.1	**8.2**	**9.2**
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	**100.0**	**100.0**

21. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		2004/9	
	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)
Male (%)	73.2	70.7	73.3	70.0	73.3	69.2	73.4	69.0	**73.5**	**69.4**
Female (%)	26.8	29.3	26.7	30.0	26.7	30.8	26.6	31.0	**26.5**	**30.6**

22. Bad Debt Write-offs (ACOM)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Bad Debt Write-offs (Millions of yen)	44,392	18.5	54,251	22.2	81,608	50.4	112,598	38.0	54,114	-3,696	-6.4	108,700	-3.5
Loans Receivable	42,847	16.6	51,003	19.0	75,428	47.9	103,093	36.7	48,487	-4,848	-9.1	96,900	-6.0
Unsecured Loans	39,839	10.8	49,713	24.8	75,039	50.9	100,781	34.3	48,084	-3,547	-6.9	96,100	-4.7
Secured Loans	3,007	284.9	1,290	-57.1	388	-69.9	2,312	494.8	402	-1,301	-76.4	800	-64.7
ACOM MasterCard	511	-	1,767	245.8	3,344	89.2	4,745	41.9	2,276	-136	-5.7	4,600	-2.6
Installment Sales Finance	1,018	49.2	1,475	44.9	2,457	66.6	2,890	17.6	1,611	211	15.1	3,400	16.5
Guarantee	-	-	12	-	306	-	1,860	506.1	1,737	1,079	164.3	3,800	107.7
Average Bad Debt Write-off Amounts per Account for Unsecured Loans (Thousands of yen)	319	-1.5	332	4.1	363	9.3	395	8.8	407	17	4.4	-	-
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	496	-	512	-	524	-	527	0.6	532	7	1.3	530	0.6

[Ratio of Bad Debt Write-offs]

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
Loans Receivable (%)	2.86	(0.14)	3.15	(0.29)	4.56	(1.41)	6.38	(1.82)	3.00	(-0.26)	-	6.02	(-0.36)
Unsecured Loans	2.79	(-0.03)	3.21	(0.42)	4.74	(1.53)	6.50	(1.76)	3.09	(-0.21)	-	6.22	(-0.28)
Secured Loans	4.35	(3.31)	1.84	(-2.51)	0.54	(-1.30)	3.55	(3.01)	0.66	(-1.78)	-	1.25	(-2.30)
ACOM MasterCard	2.67	(2.35)	5.63	(2.96)	8.13	(2.50)	10.32	(2.19)	4.70	(-0.77)	-	9.39	(-0.93)
Installment Sales Finance	0.68	(0.11)	0.91	(0.23)	1.60	(0.69)	2.54	(0.94)	1.80	(0.78)	-	4.49	(1.95)
Guarantee	-	-	0.13	-	0.52	(0.39)	1.80	(1.28)	1.39	(0.57)	-	2.46	(0.66)

Note:1. Ratio of bad debt write-offs
Loan Business = *Bad Debt Write-off of Loan Business* / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization
ACOM MasterCard = Bad Debt Write-off of ACOM MasterCard / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivables
Gurantee= *Bad Debt write-off of Gurantee* / (Guranteed Loan Receivaqbles plus Payments in Subrogation
Note:2. Figures in brackets indicate year-on-year change in percentage points

22-2. Unserured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2001/3	C.R. (%)	2002/3	C.R. (%)	2003/3	C.R. (%)	2004/3	C.R. (%)	2004/9	C.R. (%)
Amount of Bad Debt Write-offs (Millions of yen)	39,839	100.0	49,713	100.0	75,039	100.0	100,781	100.0	48,084	100.0
Personal Bankruptcy	15,376	38.6	20,238	40.7	30,492	40.6	35,672	35.4	13,236	27.5
Failure to Locate Borrowers	2,519	6.3	2,704	5.4	3,153	4.2	3,307	3.3	1,181	2.5
Borrowers' Inability of Making Repayments, etc.	16,579	41.6	18,332	36.9	26,726	35.7	38,708	38.4	22,484	46.8
ACOM's Voluntary Waiver of Repayments	5,365	13.5	8,439	17.0	14,668	19.5	23,093	22.9	11,180	23.2

23. Bad Debts (ACOM)

(Millions of yen)

	2001/3	%	2002/3	%	2003/3	%	2004/3	%	2004/9	%
Total Amount of Bad Debts	34,596	2.31	43,691	2.70	60,491	3.65	79,754	4.93	**80,815**	**5.00**
Loans to Borrowers in Bankruptcy or Under Reorganization	3,650	0.24	7,204	0.45	9,227	0.56	9,280	0.57	**9,051**	**0.56**
Applications for Bankruptcy are Proceeded	2,549	0.17	3,292	0.20	3,540	0.21	2,951	0.18	**2,448**	**0.15**
Applications for The Civil Rehabilitation are proceeded	-	-	1,659	0.10	2,853	0.17	3,633	0.22	**3,597**	**0.22**
Applications for The Civil Rehabilitation are determined	-	-	131	0.01	815	0.05	1,775	0.11	**2,120**	**0.13**
Loans in Arrears	16,866	1.13	20,972	1.30	31,128	1.88	36,632	2.27	**35,383**	**2.19**
Loans Past Due for Three Months or More	518	0.03	497	0.03	1,036	0.06	1,638	0.10	**2,092**	**0.13**
Restructured Loans	13,561	0.91	15,016	0.93	19,099	1.15	32,204	1.99	**34,288**	**2.12**

23-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2001/3	%	2002/3	%	2003/3	%	2004/3	%	2004/9	%
11days ≦ < 3 months	10,703	0.71	13,605	0.84	18,971	1.15	19,475	1.21	**20,208**	**1.25**
31days ≦ < 3 months	6,269	0.42	7,468	0.46	9,761	0.59	11,076	0.69	**11,706**	**0.72**
11days ≦ < 31 days	4,434	0.30	6,136	0.38	9,210	0.56	8,399	0.52	**8,502**	**0.53**

24. Allowance for Bad Debts (ACOM)

	2001/3	yoy %	2002/3	yoy %	2003/3	yoy %	2004/3	yoy %	2004/9	yoy %	2005/3(E)	yoy %
Allowance for Bad Debts (Millions of yen)	61,900	14.0	77,700	25.5	107,700	38.6	129,400	20.1	**123,700**	**3.4**	**123,700**	**-4.4**
Ratio of Allowance for Bad Debts	3.78	-	4.36	-	5.91	-	7.37	-	**7.11**	-	**7.18**	-
General Allowance for Bad Debts	-	-	-	-	67,127	-	82,898	-	**77,972**	-	**75,200**	-
Unsecured Consumer Loans	-	-	-	-	59,980	-	74,888	-	**69,949**	-	**67,400**	-
Specific Allowance for Bad Debts	-	-	-	-	40,184	-	44,929	-	**43,836**	-	**46,500**	-
Additional Allowance for Bad Debts	7,600	-24.0	15,800	107.9	30,000	89.9	21,700	-27.7	**-5,700**	**-147.9**	**-5,700**	**-126.3**
Allowance for Loss on Debt Guarantees	-	-	12	-	474	-	1,865	-	**2,540**	-	**3,070**	-
Additional Allowance	-	-	12	-	461	-	1,391	-	**675**	-	**1,205**	-

Note:

Ratio of allowance for bad debts = Allowance for bad debts / Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance) ×100

25. Funds Procurement (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)		
		C.R.(%)		C.R.(%)		C.R.(%)		C.R.(%)		yoy %	C.R.(%)		yoy %	C.R.(%)
Borrowings	1,283,167	100.0	1,417,966	100.0	1,384,848	100.0	1,260,090	100.0	**1,096,546**	**-15.5**	**100.0**	**1,040,800**	**-17.4**	**100.0**
Indirect	971,367	75.7	1,035,186	73.0	1,053,068	76.0	951,210	75.5	**797,666**	**-17.4**	**72.7**	**721,900**	**-24.1**	**69.4**
City Banks	28,798	2.3	37,017	2.6	35,065	2.5	35,386	2.8	**26,188**	**-13.6**	**2.4**	-	-	-
Regional Banks	47,576	3.7	56,634	4.0	58,300	4.2	51,147	4.1	**40,711**	**-14.9**	**3.7**	-	-	-
Long-term Credit Banks	67,638	5.3	85,608	6.0	93,880	6.8	76,968	6.1	**64,561**	**-16.1**	**5.9**	-	-	-
Trust Banks	457,598	35.7	433,001	30.5	409,257	29.6	403,081	32.0	**356,426**	**-5.6**	**32.5**	-	-	-
Foreign Banks	17,000	1.3	46,000	3.3	63,000	4.5	37,500	3.0	**5,500**	**-90.8**	**0.5**	-	-	-
Life Insurance Companies	270,883	21.1	268,215	18.9	263,779	19.0	245,773	19.5	**214,286**	**-14.8**	**19.5**	-	-	-
Non-Life Insurance Companies	55,711	4.3	51,434	3.6	50,043	3.6	44,723	3.5	**36,496**	**-10.9**	**3.3**	-	-	-
Others	26,163	2.0	57,277	4.1	79,744	5.8	56,632	4.5	**53,499**	**-34.2**	**4.9**	-	-	-
Direct	311,800	24.3	382,780	27.0	331,780	24.0	308,880	24.5	**298,880**	**-9.9**	**27.3**	**318,900**	**3.2**	**30.6**
Straight Bonds	245,000	19.1	295,000	20.8	295,000	21.3	285,000	22.6	**275,000**	**-9.8**	**25.1**	-	-	-
Convertible Bonds	50,000	3.9	50,000	3.5	-	0.0	-	-	-	-	-	-	-	-
Commercial Paper	12,000	0.9	10,000	0.7	10,000	0.7	-	-	-	-	-	-	-	-
Securitization of Installment Sales Finance Receivable	4,800	0.4	3,900	0.3	2,900	0.2	-	-	-	-	-	-	-	-
Others	-	-	23,880	1.7	23,880	1.7	23,880	1.9	**23,880**	-	**2.2**	-	-	-
Short-term	19,188	1.5	13,562	1.0	16,400	1.2	11,500	0.9	**2,500**	**-43.2**	**0.2**	**32,500**	**182.6**	**3.1**
Long-term	1,263,980	98.5	1,404,403	99.0	1,368,448	98.8	1,248,590	99.1	**1,094,046**	**-15.4**	**99.8**	**1,008,300**	**-19.2**	**96.9**
Fixed	978,647	76.3	1,154,619	81.4	1,171,837	84.6	1,093,395	86.8	**969,997**	**-10.8**	**88.5**	**915,300**	**-16.3**	**87.9**
Interest Rate Swaps (Notional)	88,577	6.9	96,648	6.8	142,310	10.3	188,321	14.9	**155,900**	**15.8**	**14.2**	-	-	-
Interest Cap (Notional)	110,000	8.6	117,000	8.3	117,000	8.4	82,000	6.5	**82,000**	**0.0**	**7.5**	-	-	-
Average Interest Rate on Funds Procured During the Year	2.37	-	2.13	-	2.10	-	1.96	-	**1.93**	-	-	**1.97**	-	-
Average Nominal Interest Rate on Funds Procured During the Year	2.17	-	1.88	-	1.85	-	1.67	-	**1.63**	-	-	**1.63**	-	-
Floating Interest Rate	2.20	-	1.77	-	1.89	-	1.55	-	**1.68**	-	-	**1.62**	-	-
Fixed Interest Rate	2.38	-	2.21	-	2.14	-	2.04	-	**1.97**	-	-	**2.01**	-	-
Short-term	1.21	-	1.07	-	0.56	-	0.64	-	**1.14**	-	-	**0.54**	-	-
Long-term	2.43	-	2.19	-	2.11	-	1.96	-	**1.93**	-	-	**1.98**	-	-
Direct	1.76	-	1.88	-	1.86	-	1.82	-	**1.82**	-	-	**1.80**	-	-
Indirect	2.52	-	2.21	-	2.18	-	2.00	-	**1.97**	-	-	**2.03**	-	-

Term Average of Long-term Prime Rate	2.17	-	1.80	-	1.79	-	1.58	-	**1.76**	-	-	-	-	-

Notes: 1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.
2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

26. Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Cardholders	752,509	97.8	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	**1,190,132**	**214,267**	**22.0**	**1,202,000**	**12.9**
Tie-up Card	6,114	-	31,194	410.2	113,249	263.0	269,959	138.4	**458,755**	**319,739**	**230.0**	-	-
Number of Accounts with Shopping Receivables	115,612	184.4	215,733	86.6	287,999	33.5	336,008	16.7	**302,024**	**27,525**	**10.0**	-	-
Card Shopping Receivables	19,157	210.6	31,388	63.8	41,114	31.0	45,941	11.7	**48,336**	**4,248**	**9.6**	**49,100**	**6.9**
Revolving Receivables	16,123	300.6	27,731	72.0	36,885	33.0	41,404	12.2	**42,904**	**3,279**	**8.3**	-	-
Operating Income	2,298	436.1	3,676	59.9	4,952	34.7	5,647	14.0	**3,017**	**233**	**8.4**	**5,800**	**1.8**
Number of Card Issuance Machines	773	-	1,200	-	1,180	-	1,185	-	**1,182**	**-9**	-	**1,187**	-
MUJINKUN	582	-	894	-	877	-	897	-	**924**	**34**	-	**899**	-
Loan Business Outlets	191	-	306	-	303	-	288	-	**258**	**-43**	-	**288**	-

27. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Customer Accounts	446,217	24.5	486,532	9.0	479,182	-1.5	387,261	-19.2	**332,357**	**-104,441**	**-23.9**	**296,100**	**-23.5**
Installment Receivables	150,581	23.5	161,247	7.1	153,203	-5.0	113,934	-25.6	**89,279**	**-47,902**	**-34.9**	**74,800**	**-34.3**
Adjusted Receivables	124,046	23.7	133,409	7.5	127,820	-4.2	96,764	-24.3	**76,862**	**-38,349**	**-33.3**	**65,000**	**-32.8**
Operating Income	14,287	28.3	16,278	13.9	16,166	-0.7	13,799	-14.6	**5,221**	**-2,114**	**-28.8**	**9,000**	**-34.7**
Ratio of Bad Debt Write-offs	0.68	-	0.91	-	1.60	-	2.54	-	**1.80**	**0.78**	-	**4.49**	-
Number of Merchant Venders	5,337	-	5,784	-	6,066	-	6,225	-	**6,290**	**118**	-	-	-

Note: "Number of Customer Accounts" indicates the number of contracts with receivable outstanding

28. Guarantee Business (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2004/9			2005/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Accounts with Outstanding Balance	-	-	32,432	-	156,256	-	269,977	72.8	**314,879**	**99,558**	**46.2**	**386,100**	**43.0**
Loan Guarantee receivables	-	-	9,539	-	57,926	-	100,971	74.3	**121,305**	**42,264**	**53.5**	**153,000**	**51.5**
Income from Guarantee Business	-	-	319	-	1,866	-	5,035	169.7	**3,498**	**1,333**	**61.5**	**7,400**	**46.2**

29. Financial Ratios (ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		**2004/9**		**2005/3(E)**	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		**yoy p.p.**		**yoy p.p.**
Dividend Pay-out Ratio	11.8	0.9	12.3	0.5	15.1	2.8	17.6	2.5	**15.7**	**-1.4**	**18.1**	**0.5**
Shareholders' Equity Ratio	26.8 (26.8)	1.6 (1.6)	27.7 (27.6)	0.9 (0.8)	30.6 (29.8)	2.9 (2.2)	34.4 (32.7)	3.8 (2.9)	**41.9** **(39.5)**	**9.2** **(8.0)**	**43.8** **(40.6)**	**9.4** **(7.9)**
Dividend on Equity	1.9	0.0	2.0	0.1	1.8	-0.2	1.7	-0.1	**1.7**	**0.0**	**1.7**	**0.0**
Return on Equity (ROE)	17.4	-1.8	17.5	0.1	12.6	-4.9	9.8	-2.8	**11.8**	**1.5**	**10.1**	**0.3**
Operating Profit to Total Assets	8.9	0.2	8.5	-0.4	6.8	-1.7	5.6	-1.2	**7.6**	**2.0**	**6.7**	**1.1**
Income Before Extraordinary Items to Total Assets	8.9	0.3	8.6	-0.3	6.9	-1.7	5.7	-1.2	**7.7**	**2.0**	**6.8**	**1.1**
Return on Assets (ROA)	4.5	0.0	4.8	0.3	3.7	-1.1	3.2	-0.5	**4.5**	**1.3**	**4.0**	**0.8**
Operating Margin	43.2	1.0	42.2	-1.0	34.0	-8.2	28.1	-5.9	**37.6**	**9.6**	**33.4**	**5.3**
Income Before Extraordinary Items to Operating Income	43.4	1.6	42.6	-0.8	34.5	-8.1	28.6	-5.9	**38.0**	**9.6**	**33.7**	**5.1**
Net Income Margin	22.0	0.3	23.6	1.6	18.5	-5.1	15.9	-2.6	**22.3**	**6.1**	**19.7**	**3.8**
Current Ratio	395.2	26.7	386.1	-9.1	448.6	62.5	469.9	21.3	**511.6**	**94.1**	**411.2**	**-58.7**
Fixed Assets Ratio	26.1	-2.3	25.4	-0.7	22.9	-2.5	21.5	-1.4	**17.2**	**-6.1**	**15.9**	**-5.6**
Interest Coverage (times)	6.5	0.6	6.9	0.4	5.8	-1.1	5.4	-0.4	**7.7**	**2.3**	**7.0**	**1.6**

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed loans receivables.

30. Per Share Data (ACOM)

(Yen)

	2001/3	2002/3	2003/3	2004/3	**2004/9**	**2005/3(E)**
Net Income	550.75	647.31	529.45	455.36	**286.55**	**497.20**
Dividends	65.00	80.00	80.00	80.00	**45.00**	**90.00**
Shareholders' Equity	3,429.24	3,969.80	4,411.62	4,834.51	**5,244.69**	**5,411.80**

Note: The estimated average number of shares issued during current fiscal year and the estimated number of shares issued at the end of current fisical year are used to calculate the forecasted net income per share and the forecasted shareholders' equity per share respectively, and same amount of bonus to directors at the prior fiscal year is subtracted from unappropriated retained earnings.

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

	2001/3	2002/3	2003/3	2004/3	**2004/9**	**2005/3(E)**
Net Income	9.1	17.5	-18.2	-14.0	**23.1**	**9.2**
Dividends	18.2	23.1	0.0	0.0	**12.5**	**12.5**
Shareholders' Equity	17.6	15.8	11.1	9.6	**13.2**	**11.9**

31. Shares Issued (ACOM)

(thousands)

	2001/3	2002/3	2003/3	2004/3	**2004/9**	**2005/3(E)**
Average Number of Shares Issued During the Year	146,631	146,417	146,283	144,089	**157,442**	**-**
Number of Shares Issued at Year-end	146,631	146,283	146,283	143,561	**158,295**	**-**

Notes: 1. From the fiscal year ended March 31, 2002, average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. From the fiscal year ended March 31, 2002, *number of treasury stocks at the year-end are excluded* from the number of shares issued at year-end

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT7

(Brief Description)

Amendment to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Amendment dated December 10, 2004 (the "Amendment") to the Shelf Registration Statement dated June 17, 2003 (the "2003 Shelf Registration Statement") with respect to inclusion in the list of documents incorporated by reference in the 2003 Shelf Registration Statement.

An amendment to the Shelf Registration Statement is required to be filed with the Director-General of the Kanto Local Finance Bureau under the Securities and Exchange Law when a list of documents to be incorporated by reference in the Shelf Registration Statement is amended.

The Amendment is intended to include the Semi-Annual Securities Report dated December 10, 2004 in the list of documents incorporated by reference to the 2003 Shelf Registration Statement and to correct the 2003 Shelf Registration Statement.

EXHIBIT8

(Brief description)

December 10, 2004

Semi-Annual Securities Report

(Report pursuant to Article 24-5
of the Securities and Exchange Law)

The 28th Fiscal Year
from April 1, 2004
to September 30, 2004

This Semi-Annual Securities Report concerning the six months ended September 30, 2004 (hereinafter called the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 10, 2004 with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the office of the Kanto Local Finance Bureau and Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as on website through the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning ACOM CO., LTD. (the "Company") on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the six months ended September 30, 2004.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2005 (see Exhibit 2).

EXHIBIT9

(Brief description)

December 2004

Semi-Annual Business Report ("Key Note")

The 28th Fiscal Year
from April 1, 2004
to September 30, 2004

This Semi-Annual Business Report concerning the six months ended September 30, 2004 (hereinafter called the "Key Note") was sent to the shareholders of the Company in December 2004.

The Key Note is not required to be prepared or made public under any rules or regulations in Japan; ACOM CO., LTD. (the "Company") voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers and/or analysts from time to time.

The information in the Key Note which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2005 (see Exhibit 2).